                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 40-F

(CHECK ONE:)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED JUNE 30, 2001          COMMISSION FILE NUMBER: 1-14596

                             INTRAWEST CORPORATION
             (Exact name of Registrant as specified in its charter)

                                BRITISH COLUMBIA
       (Province or other jurisdiction of incorporation or organization)

                         SUITE 800, 200 BURRARD STREET
                  VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L6
                       TELEPHONE NUMBER : (604) 669-9777
   (Address and telephone number of Registrant's principal executive offices)

                                  PTSGE CORP.
                         5000 COLUMBIA SEAFIRST CENTER
                                701 FIFTH AVENUE
                           SEATTLE, WASHINGTON 98104
                       TELEPHONE NUMBER : (206) 623-7580
            (Name, address (including zip code) and telephone number
        (including area code) of agent for service in the United States)

                      7011                                        NOT APPLICABLE
          (Primary Standard Industrial                   (I.R.S. Employer Identification
      Classification Code (if applicable))                   Number (if applicable))

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                              Name of each exchange on which registered
-------------------                              -----------------------------------------
Common Shares                                    New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For annual reports, indicate by check mark the information filed with this Form:

[X]  Annual information form            [X]  Audited annual financial statements

     Indicate number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     44,026,394 common shares as at June 30, 2001

     Indicate by check mark whether the Registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes  [ ]          No  [X]

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  [X]          No  [ ]

                                  UNDERTAKING

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in the said securities.

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                         INTRAWEST CORPORATION

                                         By: /s/ ROSS J. MEACHER
                                          -----------------------------------
                                          Name: Ross J. Meacher
                                          Title:  Corporate Secretary
                                          Date:  October 30, 2001

                                 INTRAWEST LOGO

                            ANNUAL INFORMATION FORM

                             INTRAWEST CORPORATION

                         Suite 800, 200 Burrard Street
                  Vancouver, British Columbia, Canada V6C 3L6

                               September 12, 2001

                             INTRAWEST CORPORATION

                            ANNUAL INFORMATION FORM

                               TABLE OF CONTENTS

                                                             PAGE
                                                             ----
Certain Definitions, Statistical and Other Information......    2
The Company.................................................    3
  Incorporation.............................................    3
  Overview..................................................    3
  Corporate Structure.......................................    4
  General Development of the Business.......................    4
The Mountain Resort Industry................................    5
The Golf Industry...........................................    6
Resort Management and Development...........................    6
  Resort Operations.........................................    6
     Mountain Resort Properties.............................    6
     Warm-Weather Destination Properties....................   10
     Other Resort Properties................................   11
     Sources of Resort Operations Revenue...................   11
     Sponsorship and Special Events.........................   13
     Information Technology.................................   13
     Resort Marketing and Sales.............................   13
  Resort Real Estate Development............................   14
     The Development Process................................   15
     Real Estate Properties.................................   16
     Resort Club............................................   23
  Competition...............................................   24
  Legal and Regulatory Matters..............................   24
Non-Resort Assets...........................................   24
Employees...................................................   26
Selected Consolidated Financial Information.................   26
Management's Discussion and Analysis........................   29
Market for Securities.......................................   41
Directors and Executive Officers............................   41
Additional Information......................................   42
Consolidated Financial Statements...........................  F-1

             CERTAIN DEFINITIONS, STATISTICAL AND OTHER INFORMATION

     Unless the context otherwise requires, the "Company" or "Intrawest" refers to Intrawest Corporation, either alone or together with its subsidiaries and their respective interests in joint ventures and partnerships.

     As used in this Annual Information Form, "skier visit" means one guest accessing a ski mountain on any one day and "unit" means one condominium-hotel unit, one townhome unit, one single-family lot or 1,000 square feet of commercial space.

     Statistical information relating to the ski and golf industries included in this Annual Information Form is derived by the Company from recognized industry reports regularly published by industry associations and independent consulting and data compilation organizations in these industries, including The National Ski Areas Association, The Canadian Ski Council, the White Book of Ski Areas and the National Golf Foundation.

     Unless otherwise indicated, all dollar amounts are stated in United States dollars.

                                  THE COMPANY

INCORPORATION

     The Company was formed by an amalgamation on November 23, 1979 under, and is governed by, the Company Act (British Columbia). The registered office of the Company is located at 1300 - 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K2, its executive office is located at Suite 800, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6 and its telephone number is
(604) 669-9777. The Company maintains a Web site at www.intrawest.com.

OVERVIEW

     Intrawest is the leading developer and operator of village-centered resorts across North America. The Company's principal strength is its ability to combine expertise in resort operations and real estate development. By combining high-quality resort services and amenities with innovative residential and commercial real estate development, the Company has generated, and has implemented strategies that it expects will continue to generate, increases in the number of visitors, return on assets and average selling prices of real estate at its resorts.

     Intrawest's network of ten mountain resorts, which are geographically diversified across North America's major ski regions, enables it to provide a wide range of distinctive vacation experiences. The Company's resorts include Whistler Blackcomb and Panorama in British Columbia, Blue Mountain in Ontario, Tremblant and Mont Ste. Marie in Quebec, Stratton in Vermont, Snowshoe in West Virginia, Copper in Colorado, Mountain Creek in New Jersey and Mammoth in California. During the 2000/2001 ski season the Company's network of resorts generated approximately 7.0 million skier visits, which is more than the amount generated by any other North American group of affiliated mountain resorts. Intrawest also holds a 16.5% equity interest in Compagnie des Alpes ("CDA"), a French public company which is the world's largest ski operator in terms of skier visits, and a 45% equity interest in Alpine Helicopters Ltd. ("Alpine"), the parent company of Canadian Mountain Holidays Inc. ("CMH"), a provider of helicopter destination skiing and helicopter-assisted mountaineering and hiking in southeastern British Columbia.

     Intrawest has expanded into the development and operation of warm-weather destination resorts with the 1998 acquisitions of Sandestin Resorts, Inc. ("Sandestin"), the largest resort and residential community in northwestern Florida, and of the assets of Raven Golf Group ("Raven"), including two resort-quality golf courses in Arizona.

     Intrawest is North America's largest mountain resort real estate developer. The Company owns, develops and manages residential and commercial resort real estate at each of its resorts and is developing mountain resort villages at Keystone in Colorado, Squaw Valley in California, Solitude in Utah, Snowmass in Colorado and Les Arcs in France. The Company is also developing a resort village at Lake Las Vegas Resort in Nevada. Intrawest owns or has rights to acquire land on which it expects to develop and sell approximately 20,500 units over the next 12 to 15 years. The Company's resort development formula links the staged expansion of ski, golf and other resort operations with the planning, design and managed development of architecturally distinct four-season resort villages. The Intrawest formula emphasizes quality of service, comprehensive amenities, village ambience and other characteristics which attract visitors and buyers of real estate. Intrawest has successfully employed this formula at Whistler Blackcomb and Tremblant and, as a result, the villages at these locations have become major attractions, drawing both skiers and non-skiers. The Company is at various stages of applying its formula to the extensive developable land holdings at its other resorts. At all of its major resorts, the Company has completed the first, most capital-intensive stage of development. The Company also builds and operates resort club locations which are marketed as timeshare vacation ownership resorts. Resort club locations are in operation at Whistler Blackcomb, Tremblant and Panorama, and in Hawaii, Vancouver and Palm Desert.

CORPORATE STRUCTURE

     The following is a list of the Company's principal subsidiaries and partnerships accounted for as subsidiaries of the Company as at June 30, 2001, indicating the place of incorporation/registration, and showing the percentage of equity interest beneficially owned by the Company.

                                                                   PLACE OF            PERCENTAGE
                                                                INCORPORATION/       EQUITY INTEREST
                                                                 REGISTRATION      HELD BY THE COMPANY
                                                               ----------------    -------------------
Blackcomb Skiing Enterprises Limited Partnership...........    British Columbia                77
Whistler Mountain Resort Limited Partnership...............    British Columbia                77
Mont Tremblant Resorts and Company, Limited Partnership....         Quebec                    100
IW Resorts Limited Partnership.............................    British Columbia               100
Intrawest Resort Ownership Corporation.....................    British Columbia               100
Intrawest U.S. Holdings Inc. ..............................        Delaware                   100
Intrawest Luxembourg S.A...................................       Luxembourg                  100
Intrawest Sandestin Company, L.L.C.........................        Delaware                   100
Keystone/Intrawest L.L.C...................................        Delaware                    50
Copper Mountain, Inc.......................................        Delaware                   100
Mountain Creek Resort, Inc.................................       New Jersey                  100
Snowshoe Mountain, Inc.....................................     West Virginia                 100
The Stratton Corporation...................................        Vermont                    100

GENERAL DEVELOPMENT OF THE BUSINESS

     During the past three years, the Company has expanded its resort operations and resort real estate development businesses. Key developments during this period are set out below.

     1999

     - In January 1999 Intrawest completed its acquisition of a 50% equity interest in Blue Mountain Resorts Limited ("Blue Mountain Resorts"), the owner and operator of the largest mountain resort in Ontario.

     - In February 1999 Intrawest completed its acquisition of a 45% equity interest in Alpine, the parent company of CMH, a provider of helicopter destination skiing and helicopter-assisted mountaineering and hiking in southeastern British Columbia.

     - In April 1999 the Company raised gross proceeds of Cdn.$87.6 million from a public offering of 3,450,000 Common Shares in Canada.

     - In April 1999 Intrawest's percentage ownership in Mammoth Mountain Ski Area increased from 58% to 59.5%.

     - In December 1999 the Company announced a normal course issuer bid through The Toronto Stock Exchange for up to 1,022,000 of the Company's Non-Resort Preferred ("'NRP") Shares.

     2000

     - In January 2000 the Company raised gross proceeds of $135 million from a private offering of unsecured notes in Canada and the United States.

     - In June 2000 the Company entered into an agreement to develop the Village at MonteLago located at Lake Las Vegas Resort in Nevada.

     2001

     - In July 2000 the Company entered into an agreement to develop a village at the Les Arcs resort in France.

     - In January 2001 the Company announced a normal course issuer bid through The Toronto Stock Exchange for up to 465,000 NRP Shares.

     - In March 2001 the Company raised gross proceeds of $125 million from a private offering of unsecured notes in Canada and the United States.

                          THE MOUNTAIN RESORT INDUSTRY

     There are approximately 780 ski resorts in North America of which 510 are located in the United States and 270 are located in Canada. During the 2000/2001 ski season, these resorts attracted approximately 75.1 million skier visits (57.3 million to United States ski areas and 17.8 million to Canadian ski areas). The geographic distribution of North American skier visits during the 2000/2001 season was as follows:

                                                           PROPORTIONATE
GEOGRAPHIC REGION                          SKIER VISITS        SHARE        INTRAWEST RESORT LOCATED IN REGION
-----------------                          ------------    -------------    ----------------------------------
                                            (MILLIONS)          (%)
Western Canada.........................         5.0              6.7        Whistler Blackcomb, Panorama
Quebec.................................         6.8              9.1        Tremblant, Mont Ste. Marie
Other Canada...........................         6.0              8.0        Blue Mountain
U.S. Rocky Mountains...................        19.1             25.4        Copper
Northeast U.S..........................        13.9             18.5        Stratton, Mountain Creek
Pacific West U.S.......................        11.2             14.9        Mammoth
Midwest U.S............................         7.6             10.1        --
Southeast U.S..........................         5.5              7.3        Snowshoe
                                               ----            -----
                                               75.1            100.0
                                               ====            =====

     North American ski resorts range from small regional ski areas which primarily cater to day skiers to large amenity-filled resorts targeted to the destination visitor. Day visitors tend to focus on lift ticket prices and accessibility. Destination visitors stay for one or more nights, focus on the number of amenities and activities offered as well as the perceived overall quality of their vacation experience, are less price sensitive than day visitors, spend more on non-lift ticket items and are less likely to change their skiing plans because of changes in local conditions. As a result of these differences, destination visitors generate significantly higher revenue per day for resort owners than day visitors and provide balance to the resort's revenue mix. The smaller day-visitor ski areas predominate in terms of number of resorts, but capture significantly less traffic than the large destination ski areas. The National Ski Areas Association estimated that in the 2000/2001 ski season the largest 20% of ski areas accounted for approximately 80% of the total skier visits in the United States. The Company has determined that, depending on customer mix, 80-85% of visits to its resorts are "drive-to" (i.e., the visitor drives from home to the resort).

     Since 1985 the number of active skiers and annual skier visits in North America has not changed significantly. During the same period, the mountain resort industry has undergone a period of consolidation and attrition resulting in a significant decline in the total number of ski areas in North America. The number of North American ski resorts has declined from approximately 1,025 in 1985 to approximately 780 in 2001. The Company believes that technological advances, most notably in the development of high-speed lifts, and rising infrastructure costs were the driving forces behind this consolidation and will continue to drive further consolidation as the majority of resorts lack the capital and management ability to compete with the emerging industry leaders. In addition, the mountain resort industry is characterized by significant barriers to entry since the number of attractive sites is limited, the costs of resort development are high and environmental regulations impose significant restrictions on new development. The last new major ski facility in North America was opened in 1981. Despite the recent consolidation trend among destination resorts, ownership of the smaller regional resorts remains highly fragmented. The Company believes that the continuing attrition of smaller regional resorts will also provide growth opportunities for destination resorts in this segment of the industry.

     The Company is positioned to benefit from certain recent trends and developments which are favourably affecting the North American mountain resort industry, including (i) demographic trends under which the large "baby boom" generation is entering the 45 years and over age category, which is the age group with the highest average individual skier visit frequency and the largest number of buyers of vacation property, and the leading edge of the "echo boom" generation has entered the teenage years, which is the prime entry age for skiing, snowboarding and other "on-snow" sports, (ii) societal trends which place a greater focus on leisure, fitness and outdoor activities, (iii) product innovations such as parabolic skis which encourage broader participation, facilitate learning and enhance performance and (iv) the continuing growth of snowboarding, which is increasing youth and young adult participation in mountain sports. In the United States, skier visits attributable to snowboarders have increased at a compound annual rate of growth of 8% per year over the past three years and snowboarders are currently estimated to represent 28% of all skier visits in the United States. The Company believes that these trends and developments will continue to attract additional destination guests and will result in growing demand from affluent families for vacation homes in mountain resorts.

                               THE GOLF INDUSTRY

     There are approximately 21,000 golf courses in North America -- 19,000 in the United States and 2,000 in Canada. In 1999 there were approximately 26 million active golfers in the United States and 5 million in Canada, representing about a 13% participation rate. While participation has been relatively stable over the past few years, consumer spending on golf has increased significantly, from $7.8 billion in the United States in 1986 to over $30 billion in 1998. Revenue per round has been driven up by increases in greens fees and higher spending on equipment, lessons, golf cart rental and other services.

     The same demographic trends that are impacting the mountain resort industry are affecting golf. The aging of the "baby boom" generation is expected to increase the number of rounds played and the average revenue per round. Golfers over the age of 50 currently account for approximately 25% of total golfers but they play almost 50% of the total rounds each year and they spend over 50% more per player than younger golfers. In addition, the largest age group of beginners to golf is the 18-29-year old group and the leading edge of the "echo boom" generation turned 18 in 1996. Equipment innovations, such as over-sized golf club heads, are encouraging broader participation by facilitating learning and enhancing performance.

     The ownership of golf courses in North America is highly fragmented. In the United States there are approximately 11,000 different golf course owners and the top 15 course owners/managers have only approximately 5% of the market in aggregate. Similarly in Canada, less than 2% of golf courses are owned or operated by multi-course operators. Consolidation of the golf industry has begun as many independent owners lack the necessary capital to improve or maintain their courses, there is a limited supply of experienced golf operating personnel, and cost and marketing efficiencies are enhanced by the operation of multiple golf courses. Intrawest expects to capitalize on this consolidation trend by acquiring additional golf courses in the future.

                       RESORT MANAGEMENT AND DEVELOPMENT

RESORT OPERATIONS

  MOUNTAIN RESORT PROPERTIES

     The following table summarizes certain key statistics of each of the Company's mountain resort locations.

                          INTRAWEST                                                 AVERAGE     SNOW-     2000/2001
                          OWNERSHIP    SKIABLE   VERTICAL               LIFTS        ANNUAL     MAKING      SKIER
RESORT                    PERCENTAGE   TERRAIN     DROP     TRAILS   (HIGH-SPEED)   SNOWFALL   COVERAGE    VISITS
------                    ----------   -------   --------   ------   ------------   --------   --------   ---------
                             (%)       (ACRES)    (FEET)                            (INCHES)     (%)       (000'S)
Whistler Blackcomb......       77       7,071     5,280      227        33(15)        360          7        2,045
Mammoth.................       59.5(1)  3,500     3,100      185        35(10)        350         17        1,165
Copper..................      100       2,450     2,699      125         23(5)        255         16          993
Tremblant...............      100         604     2,115       92         14(7)        140         75          743
Blue Mountain...........       50         251       720       34         12(4)        100         94          511
Snowshoe................      100         224     1,598       57         14(2)        185        100          466
Stratton................      100         583     2,003       90         16(5)        180         86          448
Mountain Creek..........      100         168     1,040       44         11(3)         90        100          321
Panorama................      100       1,500     4,047      100         10(1)        110         35          182
Mont Ste. Marie.........      100         108     1,250       25          3(2)        120         90           96

---------------

(1) Each of the shareholders of Mammoth Mountain Ski Area ("MMSA") (including the Company) has a pro rata right of first refusal to purchase any shares of MMSA to be sold by any other shareholder to third parties.

     WHISTLER BLACKCOMB. Whistler Blackcomb, located approximately 75 miles northeast of Vancouver, British Columbia, is North America's most visited ski resort. The Resort Municipality of Whistler ("Whistler Resort") is centred around the downhill ski facilities at Whistler and Blackcomb which have been in operation since 1966 and 1980, respectively. Whistler Resort is accessible year-round by car and railroad, as well as by air via Vancouver's international airport. The expansion of the Vancouver airport, combined with the "open skies policy" between

Canada and the United States, has increased direct flights from key population centres, particularly in the United States.

     Since Intrawest acquired Blackcomb in 1986, the Company has invested heavily on capital improvements including high-speed lifts, expanded trails, upgraded snowmaking capabilities, new restaurants and employee housing. Since 1988 Whistler has upgraded and replaced many of its older lifts and has expanded its restaurant and service facilities. Together Whistler and Blackcomb Mountain skier visits in 2000/2001 totaled 2,045,000, the largest in North America for a single resort.

     The Company operates a 3,414-acre ski area facility at Blackcomb which has elevations at its base of 2,214 feet and at its peak of 7,494 feet, resulting in a vertical drop of 5,280 feet, the greatest of any North American ski mountain. Blackcomb, the only major North American mountain resort with two glaciers, is able to offer skiing and snowboarding until early August. As a result, Blackcomb is a leading summer training site for ski and snowboard competitors. All of the lifts and ski runs, and some of the buildings, are located on land leased to Blackcomb by the Province of British Columbia under a ski area agreement which expires in 2029. An annual lease payment currently equal to 2% of defined gross revenue is payable by Blackcomb under this agreement.

     Whistler has a 3,657-acre ski area facility which has elevations at its base of 2,140 feet and at its peak of 7,160 feet, resulting in a vertical drop of 5,020 feet, the second greatest of any North American ski mountain. Whistler has one glacier and seven high alpine bowls. Currently, less than two-thirds of the skiable terrain is serviced by lifts. All of the lifts and ski runs, and some of the buildings, are located on land leased to Whistler by the Province of British Columbia under a ski area agreement which expires in 2032. An annual lease payment currently equal to 2% of defined gross revenue is payable by Whistler under this agreement.

     The Company is the largest retailer in Whistler Resort with 35 retail and equipment rental shops. The Company also has food and beverage operations at 16 restaurants and bars, having a total seating capacity of approximately 8,200.

     Whistler Blackcomb's 1,400-person ski and snowboard school offers classes for both adults and children. An 8,000-square foot children's and youth's lodge was built in 1995 to accommodate the growing demand for this service. The combined Whistler Blackcomb ski school offers more Level IV instructors than any other resort in North America.

     Whistler Resort has undergone considerable development over the past several years and now contains approximately 250 shops and restaurants, lodging units for approximately 40,000 people, and numerous galleries and recreation and entertainment facilities. With three championship golf courses designed by Arnold Palmer, Jack Nicklaus and Robert Trent Jones Jr., respectively (none of which is owned by the Company), lakes for swimming and boating, extensive mountain biking trails and numerous festival activities, Whistler Resort draws visitors from around the world and is a well-established year-round tourist attraction.

     MAMMOTH. Intrawest acquired a 33% interest in Mammoth effective December 1995, increasing its interest to 51% in November 1997, 58% in January 1998 and 59.5% in April 1999. Mammoth is located in central California in the eastern Sierra Nevada mountain range 325 miles north of Los Angeles. It is the closest major mountain resort to the heavily populated southern California market from which it draws most of its visitors. Mammoth is also located approximately four miles from the town of Mammoth Lakes which has a permanent population of approximately 5,000 people. Mammoth Lakes has over 50 restaurants and bars and 150 lodging facilities.

     Mammoth consists of two separate ski areas, Mammoth Mountain and June Mountain, which are approximately 20 miles apart. Mammoth has a 3,500-acre ski area facility which has elevations at its base of 7,953 feet and at its peak of 11,053 feet. Mammoth has 185 trails which are serviced by 35 lifts, including 10 high-speed quad chairlifts. All of Mammoth's lifts, ski trails and related assets are located on land leased to Mammoth by the United States Forest Service under various special use permits which expire at various times during the period from 2012 to 2024. Pursuant to these permits, Mammoth makes annual payments based on a percentage of sales.

     Mammoth owns and operates 6 sport shops, 5 hotel properties, and food and beverage operations at 9 restaurants and bars, having a total seating capacity of approximately 4,600.

     Summer activities at Mammoth include 60 miles of mountain biking trails, fishing, board-sailing and water skiing on nearby lakes, and hiking through the Sierra Nevadas. There is a golf course in Mammoth Lakes and Intrawest is a partner in the Sierra Star Golf Course at Mammoth. Yosemite National Park, a two-hour drive from Mammoth, draws visitors to the region from around the world.

     COPPER. Copper is located approximately 75 miles west of Denver in Summit County, the heart of Colorado's ski country. Copper is easily accessible by car via Interstate 70 and by air through three airports at Denver, Colorado Springs and Eagle.

     Development of the village at Copper began in 1972. Since 1989 Copper has invested significantly in capital improvements including high-speed lifts, new restaurant facilities and service buildings, and vehicles and other equipment. The Company completed its acquisition of Copper in 1997 and intends to continue to make capital improvements at Copper including new lifts and trails and expanded restaurant facilities.

     Copper has a 2,450-acre ski area facility on three mountains, Copper, Union Peak and Tucker Mountain. Copper's ski operations were established in 1972. Copper has elevations at its base of 9,712 feet and at its peak of 12,411 feet. The skiable terrain is serviced by 23 lifts, including five high-speed chairlifts. Copper owns substantially all of the base area land and facilities. A significant portion of Copper's lifts, ski trails and related assets are located on land leased to Copper by the United States Forest Service under a special use permit which expires in 2037. Pursuant to this permit, Copper makes monthly payments of between 1.5% and 6.75% of the annual gross revenue generated from Copper's facilities physically located on government land.

     Copper has 125 interconnected trails located on the front and back of its three mountains suited to a wide variety of skier ability levels. In addition to 1,366 acres of tree-lined ski trails, Copper offers four high alpine bowls which provide skiers with 1,067 acres of above-timberline skiing.

     Copper has seven retail shops and three equipment rental shops, and food and beverage operations at 12 restaurants and bars, having a total seating capacity of approximately 2,400.

     The Copper area has four-season appeal. Summer activities include golf on the highest altitude championship course in North America at the Pete Dye-designed Copper Creek Golf Course (owned by the Company), tennis, fishing and bike riding. Bike riders can access a paved bike path system which connects all resorts located in Summit and Eagle Counties. In addition, mountain bikers can access a variety of trails, including the Colorado Trail which travels from Denver to the southwestern Colorado town of Durango. Numerous festivals and special events also support the Copper area as a major summer tourist attraction.

     TREMBLANT. Tremblant, located in the Laurentians, 90 miles north of Montreal, Quebec, has been rated as the number-one ski resort in the East by SKI magazine in four of the past five years. The resort is accessible by car via a major four-lane highway from Montreal and by air through major international airports located in Montreal and Ottawa. Tremblant draws most of its visitors from Montreal, Ottawa, Toronto and the northeastern United States.

     Opened in 1939, Tremblant is the oldest major operating ski area in Canada. Since acquiring Tremblant in 1991, Intrawest has carried out a significant expansion of the ski facilities, including the addition of high-speed detachable quad chairlifts, six- and eight-passenger gondolas, new trails, a 1,000-seat mountain-top restaurant, a state-of-the-art snowmaking system, the Edge -- Tremblant's first new peak since 1943, and the new Versant Soleil which is the largest ski terrain expansion since the initial development of Tremblant.

     The Company operates a 604-acre ski area facility at Tremblant which has elevations at its base of 755 feet and at its peak of 2,870 feet, resulting in the greatest vertical drop in eastern Canada. Tremblant has 92 trails which are serviced by 14 lifts, including seven high-speed quad chairlifts. Tremblant has more high-speed lifts than any other resort in eastern North America. All of Tremblant's lifts and ski runs, and some of its buildings, are located on land leased to Tremblant by the Province of Quebec under a ski area agreement that expires in 2051. Pursuant to this agreement, Tremblant pays a minimal annual lease payment.

     Tremblant has 17 sports shops and food and beverage operations at 9 restaurants, cafes and bars, having a total seating capacity of approximately 2,700.

     Tremblant has been designed as a four-season resort which emphasizes a unique French Canadian charm and is a text-book example of staged village development. Its summer attractions include swimming and boating on nine-mile long Lac Tremblant at the base of the mountain, golf at Le Geant and Le Diable, two 18-hole championship golf courses owned by the Company, tennis, hiking and mountain biking. The Company is a partner in Chateau Mont Tremblant, a world-class hotel and conference centre. The facility was completed in November 1996 and is managed by Fairmont Hotels & Resorts. The 36,000-square foot convention centre, which can accommodate 1,800 delegates, has increased traffic at the resort year round and particularly during the shoulder seasons.

     BLUE MOUNTAIN. Blue Mountain, Ontario's largest mountain resort, is located approximately 100 miles northwest of Toronto on the southern shores of Georgian Bay. Skiing began at Blue Mountain in 1941. Intrawest acquired its 50% interest in Blue Mountain in January 1999. Blue Mountain has a 251-acre ski area facility with a vertical drop of 720 feet. Blue Mountain's 34 trails are serviced by 12 lifts, including 4 high-speed chairlifts. Blue Mountain has food and beverage operations at 6 locations having a total seating capacity of approximately 2,800.

     Blue Mountain's summer amenities include an 18-hole golf course and a waterfront park on Georgian Bay.

     SNOWSHOE. Snowshoe, located in West Virginia, is the largest ski resort in the mid-Atlantic region of the United States and has the greatest vertical drop, most uphill capacity, most extensive snowmaking coverage and the largest on-site bed base in the region. Approximately 95% of Snowshoe's annual visitors are destination skiers who drive from a market that includes North Carolina, South Carolina, Virginia and Georgia. Snowshoe, established in 1973, consists of two separate ski areas, Snowshoe Mountain and Silver Creek Mountain, which are one mile apart and connected by shuttle bus service.

     Intrawest acquired Snowshoe in 1995 and has invested significantly in new capital improvements, mainly consisting of lifts, snowmaking and terrain expansion. The Company operates a 200-acre ski area facility at Snowshoe which has elevations at its base of 3,250 feet and at its peak of 4,848 feet. Snowshoe has 57 trails which are serviced by 14 lifts, including two high-speed chairlifts. Snowshoe's elevation is one of the highest among all ski resorts east of the U.S. Rockies, which enables Snowshoe to have a longer season than its regional competitors. The Company owns all of the land on which the ski facilities are located.

     Snowshoe has 15 retail shops, 5 of which are concessioned to third-party operators. The resort also owns and operates 13 restaurants and 6 bars, having a total seating capacity of approximately 2,500. Snowshoe owns 2 lodges having a total of 250 rooms and manages approximately 1,000 rental condominiums.

     Snowshoe's summer amenities include an 18-hole championship golf course owned by the Company and designed by Gary Player, over 100 miles of marked mountain biking trails, various tennis and swimming facilities, horseback riding and miniature golf. The resort also owns a conference centre with over 10,000 square feet of meeting rooms and banquet facilities which draw business travellers throughout the year.

     STRATTON. Stratton is located in southern Vermont and draws most of its visitors from the affluent markets of metropolitan New York, Connecticut, New Jersey and Massachusetts. The northeast corridor of the United States represents the largest concentration of skiers and skier visits in North America. Stratton, established in 1961, is generally regarded as the birthplace of snowboarding. Stratton formed the world's first snowboard school and has hosted snowboarding's U.S. Open, a major snowboard competition, every year since 1985.

     Since Intrawest acquired Stratton in 1994, the Company has invested significantly in capital improvements, primarily comprising upgrades to the snowmaking system, a six-passenger high-speed chairlift and improvements to the base area facilities. The Company operates a 583-acre ski area facility at Stratton which has elevations at its base of 1,933 feet and at its peak of 3,936 feet, the highest ski peak in southern Vermont. Stratton has 90 trails which are serviced by 16 lifts, five of which are high-speed.

     Stratton has 20 separate retail shops and food and beverage operations at 12 restaurants and bars, having a total seating capacity of approximately 2,300.

     Stratton's summer amenities include a 27-hole championship golf course, a 22-acre golf school and a sports and tennis complex, all of which are owned and operated by the Company. The town of Manchester, located approximately 22 miles from Stratton, is one of Vermont's busiest summer tourist attractions with over 70 designer discount outlets, antique stores and art galleries.

     MOUNTAIN CREEK. Mountain Creek, located approximately 50 miles from New York City, is the closest major skiing complex to the metropolitan New York area.

     Intrawest acquired Mountain Creek in February 1998. The ski area includes 1,100 acres of land encompassing three peaks -- Vernon Valley, Great Gorge South and Great Gorge North -- currently providing approximately 168 acres of skiable terrain that can be readily expanded, and a vertical drop of 1,040 feet, the greatest in the New York metropolitan area. The resort offers night skiing on all of its skiable terrain, and the Company owns all the land on which the ski facilities are located. Mountain Creek's summer amenities include a 75-acre waterpark and 5 mountain-top lakes.

     PANORAMA. Panorama is located in the Purcell Mountains approximately 12 miles from Invermere, British Columbia. The resort is a 3 1/2-hour drive from Calgary, Alberta from which Panorama draws many of its visitors. Skiing and village development began at Panorama in 1968. Since Intrawest acquired Panorama in 1993, the Company has added approximately 1,000 acres of skiable terrain designed to provide more variety for destination skiers and installed a summit T-bar lift to increase Panorama's skiable vertical drop to 4,047 feet, the third greatest in Canada surpassed only by Blackcomb and Whistler.

     The Company operates a 1,500-acre ski area facility at Panorama which has elevations at its base of 3,736 feet and at its peak of 7,783 feet. Panorama has 100 trails which are serviced by 10 lifts, including one high-speed quad chairlift. All of the lifts and ski runs, and some of the buildings, are located on land leased to Panorama by the Province of British Columbia under a ski area agreement that expires in 2033. Pursuant to this agreement, Panorama pays an annual lease payment currently equal to 2% of defined gross revenue.

     Panorama has 4 retail shops and food and beverage operations at 8 restaurants and bars, having a total seating capacity of approximately 850.

     Panorama offers access to some of the best heli-skiing in the world. All of the commercial facilities at the resort, except for the heli-skiing operation, are owned and operated by the Company. Panorama's summer amenities include Greywolf, an award-winning 18-hole championship golf course 50% owned by the Company and a mountainside waterpark with hot tubs and slides. Other summer attractions in the area include mountain biking, whitewater rafting and kayaking, horseback riding, tennis and hot springs at Radium and Fairmont.

     MONT STE. MARIE. Mont Ste. Marie is located in the Outaouais region 55 miles north of Ottawa. The resort has the highest elevation of any ski area in the Outaouais between Toronto and Mont Tremblant.

     Intrawest acquired Mont Ste. Marie in 1997 and is in the process of formulating its plans for the resort. The Company operates a 108-acre ski area facility at Mont Ste. Marie which has a vertical drop of 1,250 feet. The Company owns all of the land on which the ski facilities are located. Mont Ste. Marie's summer amenities include an 18-hole championship golf course owned by the Company. Mont Ste. Marie has food and beverage operations at 2 locations having a total seating capacity of approximately 600.

  WARM-WEATHER DESTINATION PROPERTIES

     SANDESTIN. Sandestin is located in Destin, in northwestern Florida, a major tourist, second-home and retirement destination. The resort has a one-half mile of frontage on the Gulf of Mexico and 6 1/2 miles of frontage on Choctawhatchee Bay, which forms part of the Intracoastal waterway. Sandestin is the only resort in northwestern Florida that offers both beach and bay access directly from the property.

     Sandestin has 73 holes of golf on four separate courses. The resort also features 32,300 square feet of conference facilities, a 98-slip full-service marina suitable for craft up to 100 feet in length, 15 tennis courts, management of approximately 775 residential rental units, and various restaurants, bars and other recreational amenities.

     RAVEN. Raven owns and operates two highly rated daily fee golf courses, The Raven at South Mountain in Phoenix and The Raven at Sabino Springs in Tucson. In addition, the Intrawest golf division operates Raven courses at Snowshoe, Sandestin, Swaneset Bay (Pitt Meadows, British Columbia) and Three Peaks (Silverthorne, Colorado).

     The Raven concept is to create superior public golf facilities, complemented by attention to maintenance and service quality.

  OTHER RESORT PROPERTIES

     CANADIAN MOUNTAIN HOLIDAYS. The Company has a 45% equity interest in Alpine, the parent company of CMH, which provides helicopter destination skiing and helicopter-assisted mountaineering and hiking in southeastern British Columbia. Alpine also provides non-leisure helicopter services on a contract basis. Approximately 75% of Alpine's annual revenue is generated from its leisure business operations.

     CMH, a leader in the heli-skiing industry, offers heli-skiing vacations in 11 mountain areas and its operations include 30 helicopters, 6 remote lodges and 5 additional skiing/hiking areas.

  SOURCES OF RESORT OPERATIONS REVENUE

     Intrawest's resort operations revenue from the ski and resort and warm-weather segments is derived from a wide variety of sources including mountain operations (lift-tickets and heli-skiing), retail and rental shops, food and beverage, lodging and property management, ski school, golf, tennis and other summer activities. Sales of lift tickets represent the single largest source of resort operations revenue (39% for fiscal 2001).

     The following chart provides a breakdown of the sources of the Company's ski and resort operations and warm-weather operations revenue during fiscal 2001. See "Selected Consolidated Financial Information -- Segmented Information" for segmented information.

                                                                  REVENUE       PROPORTION
                                                                ------------    ----------
                                                                (MILLIONS OF       (%)
                                                                  DOLLARS)
Mountain operations.........................................       $192.2          39.0
Retail and rental shops.....................................         84.0          17.1
Food and beverage...........................................         65.4          13.3
Lodging and property management.............................         58.0          11.8
Ski school..................................................         29.8           6.1
Golf........................................................         31.7           6.4
Other.......................................................         31.1           6.3
                                                                   ------         -----
                                                                   $492.2         100.0
                                                                   ======         =====

     MOUNTAIN OPERATIONS. The Company sells a wide variety of lift ticket products at its resorts targeted to particular customer segments at different times of the season. These products include season passes, frequent skier cards, single- and multi-day tickets, and heli-skiing revenue. Season pass purchasers are a very important customer group because generally they are the most frequent visitors, have a loyalty to the resort and are owners of real estate at the resort. The frequent skier card is in use at Whistler Blackcomb, Tremblant, Stratton, Mammoth and Copper. In addition to their other features, frequent skier cards at Whistler Blackcomb and Stratton offer direct lift access as the card is scanned at the lift line and a charge is made against the cardholder's credit card. The Company uses its frequent skier cards to increase skier visits at non-peak times by offering discounts against the regular day ticket price or by tying in promotions at its retail stores or food and beverage facilities. Single- and multi-day tickets constitute the balance of the Company's line of lift ticket products. These lift tickets are often sold to customers in packages including accommodations in order to fill beds when occupancy is expected to be low. Since fiscal 1999 revenue from lift ticket sales has increased from $155.6 million to $192.2 million, primarily because of improvements in ticket yields and increased skier visits. The Company's goal is to manage its ticket yields to obtain premium prices during peak periods and maximize aggregate lift ticket revenue during non-peak periods.

     RETAIL AND RENTAL SHOPS. The retail and equipment rental operations contribute significantly to overall resort profitability. Revenue from the Company's retail division increased from $65.0 million in fiscal 1999 to $84.0 million in fiscal 2001. The increase is attributable primarily to increased retail sales and equipment rental revenue at Whistler Blackcomb, Tremblant and Panorama. Retail revenue aids in stabilizing the Company's daily and weekly cash flows, as the Company's shops tend to have the strongest sales on poor weather days. Shopping is generally an important part of the guest vacation experience and interesting shops are a vital ingredient in the total resort framework. Across all of its resorts the Company owns 150 retail and ski rental shops containing approximately 235,000 square feet of sales/service area. The large number of retail locations operated by the Company allows it to improve margins through large quantity purchase agreements and sponsorship relationships. These shops are located on the mountains and in the base areas. On-mountain shops generally sell ski accessories such as goggles, sunglasses, hats and gloves while base-area shops sell these items as well as hard goods such as skis, snowboards, boots and larger soft goods such as jackets and snowsuits. In addition, all locations offer the Company's own logo-wear which generally provides higher profit margins than other retail products. In the non-winter seasons, most of the on-mountain shops are closed and the base-area shops sell mountain bikes, in-line skates, tennis equipment and warm-weather apparel.

     The Company also owns and operates the 50-store chain of Breeze/Max sport retail and ski and snowboard rental shops containing approximately 96,000 square feet of space. This chain has locations in the western United States.

     FOOD AND BEVERAGE. Food and beverage has become an increasingly important component in providing a satisfying guest experience and has been a significant source of revenue growth for the Company. The introduction of high-speed lifts in the late 1980s has allowed skiers to ski more runs in a shorter period, thereby providing more time for other activities, such as dining in the restaurants.

     Each of Intrawest's mountain resorts owns and operates all of its on-mountain food and beverage facilities. These facilities include restaurants, bars, cafes, warming huts, cafeterias and fine dining options such as Christine's at Blackcomb and La Legende at Tremblant. Destination resorts, such as Whistler Blackcomb, which cater to visitors from all over the world, offer a wide variety of ethnic foods in their on-mountain restaurants as well as specialty menus for different family members. The resorts also own and operate many of the base-area restaurants and bars as well as many of the food service outlets in their village centres. In total, the Company owns and operates 110 different food and beverage facilities at its mountain resorts with more than 28,000 seats. The Company's control of its on-mountain and base-area food services allows it to capture a larger proportion of guest spending as well as to ensure product and service quality. Revenue from food and beverage services increased from $54.8 million in fiscal 1999 to $65.4 million in fiscal 2001.

     LODGING AND PROPERTY MANAGEMENT. The Company's lodging and property management division manages its own properties as well as properties owned by third parties. Currently the Company owns or manages approximately 6,200 lodging units at its mountain resorts. The lodging division performs a full complement of guest services including reservations, property management, housekeeping and brokerage operations. Each mountain resort has a welcome centre to which newly arriving guests are directed. The centre allocates accommodations and provides guests with information on all of the resort's activities and services. The Company's property management operation seeks to maximize the synergies that exist between lodging and lift-ticket promotions. Revenue from lodging and property management increased from $38.4 million in fiscal 1999 to $58.0 million in fiscal 2001, principally due to the development of new rental accommodations at Tremblant, Copper, Snowshoe and Stratton.

     The Company's real estate development program is designed to ensure the continued growth of its lodging operation. Typically, newly constructed condominiums and townhomes are sold to owners who put the units into a rental pool managed by the Company. The resulting growth in occupancy increases skier visits and provides an additional source of fee revenue for the Company.

     The Company, through its subsidiary Resort Reservations Network Inc. ("Rezrez"), offers guests the opportunity to plan and book their vacation over the telephone or through an online booking engine via the Internet. Travelers may customize their travel and fully plan and book all of their vacation needs from accommodation, airline bookings, car rentals, lift passes, ski rentals and ski lessons. Pre-set packages are also available.

     SKI SCHOOL. The Company operates the ski school at each of its mountain resorts, except at Panorama where this service is concessioned to a third party. A variety of programs are offered to skiers, targeted to different ability levels and age groups. Future growth is expected to result from growth in the sport of snowboarding and technological advances currently taking place in alpine skiing equipment, for which the ski schools at the Company's resorts have qualified instructors. The Company's resorts offer packages designed to combine the new technologies with instructor-led learning sessions.

     The Company has approximately 3,400 instructors on its ski school staff across all of its mountain resorts. Over the past several years, the Company has initiated programs to increase its ski school business. Revenue from ski schools increased from $22.2 million in fiscal 1999 to $29.8 million in fiscal 2001, principally due to the expansion of ski school programs at Whistler Blackcomb and Tremblant.

     GOLF. Intrawest entered the golf business with its acquisition of Stratton in fiscal 1995 and, since that time, annual golf revenue has grown to $31.7 million in 2001. At its mountain resorts, the Company owns and operates championship golf courses at Panorama, Blue Mountain, Tremblant, Mont Ste. Marie, Copper, Stratton, Snowshoe and Mammoth. The Company also owns an additional six golf courses at its warm-weather resort properties in Florida and Arizona and two golf courses in Pitt Meadows, British Columbia. Stratton also offers a golf school which attracts students from throughout eastern North America. Golf is a primary attraction in the summer and shoulder seasons, providing the Company with revenue from greens fees, golf cart rentals and pro-shop sales. In addition, golf also drives a significant portion of the food and beverage and lodging revenue during the summer. Golf courses are also a selling feature for real estate. The Company has significant developable land parcels adjacent to golf courses at its resorts, which generally command higher selling prices than other real estate. The Company believes that its golf and other summer revenue will continue to be an increasingly significant component of resort operations revenue in the future.

     OTHER. The Company generates additional revenue from community services, such as snow clearing, telephone service, utilities and employee housing, and revenue from miscellaneous activities.

  SPONSORSHIP AND SPECIAL EVENTS

     An important part of the Company's business strategy is to increase exposure of the Intrawest brand name and the brand names of the individual Intrawest resorts by entering into sponsorship relationships with leading companies and by hosting world-class events to gain international exposure. The Company's geographically diversified mountain resorts are particularly appealing to sponsors seeking exposure across North America. In addition, the Company's leading industry position, coupled with the demographics of its customer base, make it an attractive partner for prospective sponsors. The Company's business sponsors include Coca Cola, Nike, Fuji Film, Nestle, Evian, Telus/Bell/Worldcom and The North Face.

     The Company's resorts host a number of world-class sporting events including annual freestyle World Cup competitions at Whistler Blackcomb and Tremblant and snowboarding's U.S. Open championship at Stratton. Whistler, Panorama and Mammoth have also been the sites of several World Cup downhill and slalom races. In addition to these events, the Company's resorts host numerous high-profile music and arts events.

  INFORMATION TECHNOLOGY

     The Company's information technology systems improve communication with its guests and enhance guest service and convenience. These systems are intended to simplify a guest's purchase and use of the Company's services in order to build guest loyalty and encourage repeat buying. Current information technology initiatives which have been implemented at certain of the Company's resorts include (i) direct lift access systems by which skiers can avoid the ticket window by having their photo identification passes scanned at the lift line resulting in a charge to their credit cards, (ii) digital imaging systems for ski passes that prevent season passholders from having to be photographed annually, (iii) resort-wide guest charging systems whereby an identification card can be used to charge goods or services at any of the Company's facilities across the resort, (iv) central reservation systems for use in connection with the Company's property management business and (v) ski school reservation and instructor scheduling systems that simplify the booking process for guests and allow the Company to ensure better utilization of instructors.

  RESORT MARKETING AND SALES

     The primary objectives of the Company's marketing strategy include (i) increasing the Company's market share of North American, European and Asian visitors, (ii) building demand during both peak and non-peak periods, (iii) increasing existing customers' use of the Company's network of resorts, (iv) expanding the summer-and shoulder-season businesses of the Company's resorts and
(v) increasing the Company's total share of customer spending across each resort. Using market research information from the Company's database and employee feedback, the Company builds marketing programs which are targeted at particular customer and season segments.

     While traditional marketing mediums such as print media in ski industry and lifestyle publications continue to play a role in the overall marketing mix, the Company is placing increased emphasis on database marketing, strategic partnering and sponsorship initiatives. The Company has commenced initiatives to exploit its database to develop programs that identify and target new customers and increase the visit frequency and spending of existing customers.

RESORT REAL ESTATE DEVELOPMENT

     Intrawest is North America's largest mountain resort real estate developer. The Company has over 20 years of experience in the real estate industry, initially in the development of urban residential and commercial properties in the Pacific Northwest and, beginning in 1986 with its acquisition of Blackcomb, the development of mountain resort properties. In the past ten fiscal years, the Company has developed and sold approximately $1.4 billion of real estate, including non-resort real estate. In 1994 the Company determined that it would no longer develop urban real estate and that it would sell its non-resort assets in order to concentrate on its resort operations and resort development activities. Intrawest's real estate expertise is a key operating strength which differentiates the Company from its mountain resort competitors. The Company has expertise in all aspects of real estate development, including master planning, project design, construction, sales and marketing, and property management.

     The following table summarizes certain key statistics relating to each of the Company's resort real estate holdings.

                                                                            AS AT JUNE 30, 2001
                                   DATE       --------------------------------------------------------------------------------
                               CONSTRUCTION                               RESIDENTIAL                              COMMERCIAL
                                COMMENCED/                  RESIDENTIAL   UNITS HELD    COMMERCIAL   COMMERCIAL    SPACE HELD
                               IS EXPECTED    RESIDENTIAL   UNITS UNDER   FOR FUTURE      SPACE      SPACE UNDER   FOR FUTURE
RESORT                         TO COMMENCE    UNITS SOLD    DEVELOPMENT   DEVELOPMENT   COMPLETED    DEVELOPMENT   DEVELOPMENT
------                         ------------   -----------   -----------   -----------   ----------   -----------   -----------
                                                                                         (SQ FT)       (SQ FT)       (SQ FT)
Whistler Blackcomb(1).......       1987          2,988           139           781       109,000         4,000         95,000
Tremblant...................       1992          1,764           227         2,790       147,000         7,000         89,000
Keystone(2).................       1995            862           108         2,064        95,000          --          223,000
Panorama....................       1995            346           --          1,230        19,000          --           10,000
Stratton....................       1997            210            60           888         --             --           30,000
Snowshoe....................       1997            236            63           806        25,000         9,000         44,000
Mammoth.....................       1998            249           276         1,800         4,000        53,000         53,000
Copper......................       1998            376           107           551        78,000          --           50,000
Sandestin...................       1999            379           418         1,595         --           49,000         84,000
Solitude(3).................       1999             79            47           104         6,000         3,000          3,000
Three Peaks(4)..............       2000            162            82            87         --             --             --
Blue Mountain...............       2000             48           278         1,741         --           18,000         99,000
Squaw Valley................       2000            --            290           285         --           67,000         56,000
Mountain Creek..............       2001            --             70           684         --             --          169,000
Lake Las Vegas..............       2001            --            --            800         --             --          127,000
Les Arcs....................       2001            --            --            750         --             --           50,000
                                                 -----         -----        ------       -------       -------      ---------
                                                 7,699         2,165(5)     16,956(5)    483,000       210,000(5)   1,182,000(5)
                                                 =====         =====        ======       =======       =======      =========

---------------

(1) The Company has a 77% interest in both Whistler Mountain Resort Limited Partnership and in Blackcomb Skiing Enterprises Limited Partnership. The information on Whistler Blackcomb in this table reflects 100% of the partnerships' land holdings.
(2) The Company has a 50% interest in a joint venture that owns and is developing the land at Keystone (certain projects are at 55% and 60%). The information on Keystone in this table reflects 100% of the joint venture's land holdings.
(3) The Company entered into an option agreement with Solitude Ski Corporation in September 1998 pursuant to which the Company has the right to acquire land at the base of Solitude Mountain.
(4) The Company has a 50% interest in a joint venture that owns and is developing the land at Three Peaks. The information on Three Peaks in this table reflects 100% of the joint venture's land holdings.
(5) The Company's pipeline of real estate projects comprises residential units and commercial space under development and held for future development which aggregate 20,513 units.

  THE DEVELOPMENT PROCESS

     Intrawest's approach to real estate development encompasses (i) land acquisition, (ii) resort master planning, (iii) project development and construction, (iv) marketing and sales and (v) commercial development and leasing. The Company carefully manages the number and mix of new projects brought to the market each year to maximize its returns and support real estate values. In addition, control over all development activities allows the Company to more closely align its real estate strategies with resort operations.

     LAND ACQUISITION. The same factors which drive resort visits, such as accessibility, four-season attractions and amenities, and proximity to major markets, also enhance real estate values. When Intrawest investigates potential resort acquisitions, the potential for real estate development is one of the primary considerations.

     Intrawest believes that it has a conservative approach to the acquisition of land. The Company typically acquires its land at low cost in conjunction with the purchase of the resorts or through joint ventures or other arrangements which typically provide that land payments are due only when units are sold. The extensive land holdings at Tremblant, Panorama, Stratton, Snowshoe, Copper and Mountain Creek were acquired at low cost in conjunction with the acquisition of these resorts. At Blackcomb, the Company has options which it may exercise for specific project sites when permits are in place and construction is set to commence. Intrawest secured its land holdings at Keystone by forming a joint venture with the land owner under which land is only paid for as completed units are sold. At Whistler, the price of the acquired land is deferred until certain real estate development rights are employed or disposed of, subject to minimum annual payments of Cdn.$3.0 million. At Squaw Valley, the land which Intrawest has the right to acquire is currently used by the resort owner for visitor parking and, as consideration for the land, the Company must provide replacement parking stalls for those displaced by the development.

     RESORT MASTER PLANNING. The starting point of the Company's development program at a resort is the "envisioning process", under which consultants and members of Intrawest's management plan future developments by envisioning how an entire resort will appeal to visitors. The envisioning process includes consideration of issues such as the historical significance and unique features of the site, the desired architectural character of the resort, the ambience of the resort, and the amenities and features that will animate the resort. The end product of this process is a vision statement which, throughout the build-out of a resort, serves as a guide to the development of the resort. The highlights of the vision statement are incorporated into a short multi-media presentation which employs evocative photography, words and music to communicate the vision to large audiences, including various levels of government, partners and associates, the financial community, the media, environmental groups and the general public. The envisioning process was used to create the French Canadian village theme for Tremblant and the Colorado Rockies theme for Keystone.

     After the envisioning process is complete, the next stage is to achieve the necessary zoning to allow for the implementation of the master plan, involving close liaison with municipal approval agencies and multiple public hearings.

     PROJECT DEVELOPMENT AND CONSTRUCTION. After the overall master plan has been designed and the zoning has been approved, the next stage in the development program is to build the necessary infrastructure for the resort, such as roads, water, and sewer and utility services, and to create individual real estate projects. Each of the Company's real estate projects is assigned to a development manager who is responsible for all aspects of the development cycle from project conception to ultimate sell-out. The development managers are based at the resort and report to a local vice president who is responsible for all the real estate projects at the resort and who reports to a senior vice president who oversees the development program at multiple resorts.

     The development managers are supported by a team of design, construction, finance and sales staff at the resort with the assistance of similar staff members at head office and local consultants. The Company exploits its successful track record through the transfer of "project templates" to new developments, subject to modified designs to reflect the resort master plan and any local market requirements. This practice helps to control costs and reduce construction risk. The Company also concentrates on woodframe developments which have a short construction timetable. In addition, the Company does not normally construct its own projects but rather engages general contractors under fixed-price contracts which transfer most of the risk of construction overruns to the contractor.

The Company arranges construction financing for both infrastructure work and projects, generally to cover approximately 75% of total costs, primarily through established revolving credit facilities.

     MARKETING AND SALES. Market research is an important part of the Company's development process. Projects are tailored to the needs of prospective customers by price range, type (condominium-hotel, townhome and single-family residences) and location (with ski-in, ski-out access, on the golf course or in the woodlands). With a diversified product line, Intrawest is able to respond to changing market conditions within an individual resort and to maximize the value of each product type.

     Each of the Company's resorts has its own marketing and sales department under the supervision of a local marketing director.

     The Company employs its own sales personnel to sell its projects on a commission basis. The resorts are supported by marketing and sales personnel at Intrawest's head office and by external consultants. Marketing and sales costs for an individual project are generally in the range of 4% to 7% of total project costs. Real estate marketing also benefits resort operations since it exposes the resort to potential visitors and skiers.

     Intrawest generally follows a policy of pre-selling a significant portion of its real estate projects prior to and during construction in order to mitigate its risk of unsold completed inventory. A new marketing approach was introduced during 1996, whereby properties are marketed to the resort's most loyal customers through a sophisticated database marketing strategy and the use of a "national launch team" working across the Company's major markets. This approach has been applied to large condominium-hotel projects such as First Ascent at Squaw Valley, Gateway at Sandestin and Le Westin Royal Tremblant at Tremblant. Since fiscal 1996 the Company has pre-sold on average approximately 85% of its units prior to the completion of construction.

     COMMERCIAL DEVELOPMENT AND LEASING. Many of Intrawest's real estate projects, particularly in its resort villages, comprise residential units constructed on top of ground floor retail space. The Company occupies some of the retail space for its own stores, restaurants and bars and it also leases space to third-party operators. The mix of tenants and the quality of their finished stores are closely managed by the Company so as to maintain the ambience of the resort. In order to attract top-quality retail operators the Company seeks to ensure that their stores and restaurants have access to visitors throughout the year. By providing summer- and shoulder-season activities and amenities such as summer outdoor recreational activities and cultural programs, the Company is able to improve year-round utilization of facilities.

     As at June 30, 2001, Intrawest had developed approximately 488,000 square feet of commercial space at its resort real estate holdings. The Company manages or owns certain commercial space at its resorts that is occupied by third-party operators and receives rental revenue, which in fiscal 2001 amounted to approximately $8.9 million.

     The Company is a partner in Chateau Mont Tremblant, a world-class hotel and conference centre. The facility was completed in November 1996 and is managed by Fairmont Hotels & Resorts.

  REAL ESTATE PROPERTIES

     Set out below is a brief overview of the Company's land holdings followed by a listing of projects recently completed or under active development.

     WHISTLER BLACKCOMB. Since 1986 the Company has exercised options on and developed the majority of its land holdings at the base of Blackcomb. There are approximately 360 residential units and 60,000 square feet of commercial space remaining at the base of Blackcomb being developed or planned for development. The Company owns a 44-acre site at the Creekside base of Whistler on which it is developing, or has land planned for the development of, approximately 183 residential units and 34,000 square feet of commercial space. In addition, the Company is developing, or has land planned for the development of, approximately 378 residential units and 5,000 square feet of commercial space at other sites in Whistler. The Company expects that the development of these lands will take place over a period of five to eight years.

     TREMBLANT. Intrawest's construction of a French Canadian resort village at Tremblant is substantially complete and Chateau Mont Tremblant is in operation. The village core, Chateau Mont Tremblant, Le Geant and Le Diable golf courses, and on-mountain improvements are substantially constructed and the bulk of the infrastructure is in place to support the development of the remaining real estate at the resort. The Company is developing, or has land planned for the development of, approximately 3,000 residential units and 96,000 square feet of commercial space. The Company expects that the development of these lands will take place over a period of 10 to 15 years.

     KEYSTONE. In 1993 Intrawest entered into a joint venture to develop the real estate at Keystone. The joint venture is developing River Run, a pedestrian village at the base of the mountain and five additional residential neighbourhoods. The Company is developing, or plans to develop approximately 2,200 residential units and 223,000 square feet of commercial space. The Company expects that the development of these lands will take place over a period of 10 to 15 years.

     PANORAMA. Intrawest owns approximately 400 acres of developable land at Panorama in the resort village and adjacent to the Greywolf Golf Course. The Company is developing, or has land planned for the development of, approximately 1,200 residential units and 10,000 square feet of commercial space. The Company expects that the development of these lands will take place over a period of 12 to 15 years.

     STRATTON. The Company is developing, or has land planned for the development of, approximately 950 residential units and 30,000 square feet of commercial space. The bulk of the development will expand the existing village at the base of Stratton Mountain. The Company expects that the development of these lands will take place over a period of 12 to 15 years.

     SNOWSHOE. With its acquisition of Snowshoe, the Company acquired approximately 200 acres of land which may be developed to support the existing village. The Company is developing, or has land planned for the development of, approximately 900 residential units and 53,000 square feet of commercial space. The Company expects that the development of these lands will take place over a period of 12 to 15 years.

     MAMMOTH. The Company is developing a new North Village at the base of Mammoth Mountain which is planned for the development of approximately 768 residential units and 106,000 square feet of commercial space. The Company also is developing, or has land available for the development of, approximately 64 ski-in, ski-out units and 1,158 residential units on the Sierra Star Golf Course. The Company expects that the development of these lands will take place over a period of 10 to 12 years.

     COPPER. The Company owns three major parcels of land at Copper. The Village Center parcel is located at the main access point to Copper and the Company is developing, or has land planned for the development of, approximately 500 residential units and 50,000 square feet of commercial space on this site. The Company is developing, or has land planned for the development of, approximately 150 units on remaining parcels which will either have ski-in, ski-out access or are adjacent to the Copper Creek Golf Course. The Company expects that the development of these lands will take place over a period of eight to ten years.

     SANDESTIN. The Company is developing, or has land planned for the development of, approximately 2,000 residential units and 133,000 square feet of commercial space. Approximately 700 of these residential units will form part of the new Baytowne Village at Sandestin. The Company expects that the development of these lands will take place over a period of 10 to 15 years.

     SOLITUDE. Through an option with the owner of Solitude Ski Resort, the Company is developing, or plans to develop, approximately 150 residential units. The Company expects that the development of these lands will take place over a period of three to five years.

     THREE PEAKS. Through a joint venture, the Company is developing, or has land planned for the development of, approximately 150 residential units which surround an 18-hole golf course owned by the Company in Silverthorne, Colorado. The Company expects that the development of these lands will take place over a period of five to seven years.

     BLUE MOUNTAIN. Through an agreement with Blue Mountain Resorts, the Company is developing, or plans to develop, approximately 1,400 residential units and 117,000 square feet of commercial space. Through a joint venture, the Company is developing, or has land planned for the development of, approximately 600 residential units surrounding the Monterra Golf Course. The Company expects that the development of these lands will take place over a period of 10 to 12 years.

     SQUAW VALLEY. Through an option with the owner of Squaw Valley Ski Area, the Company is developing, or plans to develop, approximately 600 residential units and 123,000 square feet of commercial space. The Company expects that the development of these lands will take place over a period of eight to ten years.

     MOUNTAIN CREEK. With its acquisition of Mountain Creek, the Company acquired approximately 390 acres. The Company has land planned for the development of approximately 750 residential units and 169,000 square feet of commercial space. The Company expects that the development of these lands will take place over a period of 12 to 15 years.

     MONT STE. MARIE. With its acquisition of Mont Ste. Marie, the Company acquired approximately 900 acres of developable land. The Company continues to review the feasibility of the development of these lands.

     LAKE LAS VEGAS. Through an option with the owners of Lake Las Vegas Resort, the Company has plans to develop approximately 800 residential units and 127,000 square feet of commercial space. The Company expects that the development of these lands will take place over a period of eight to ten years.

     LES ARCS. Through an option with the owners of Les Arcs in France, the Company has plans to develop approximately 750 residential units and 50,000 square feet of commercial space. The Company expects that the development of these lands will take place over a period of six to eight years.

            PROJECTS RECENTLY COMPLETED OR UNDER ACTIVE DEVELOPMENT

                          OWNERSHIP      TOTAL        PROJECT DESCRIPTION AND
PROJECT NAME              INTEREST       UNITS       STATUS AT AUGUST 31, 2001
------------              ---------   -----------    -------------------------
WHISTLER BLACKCOMB
The Legends                  77%          121      Quarter-share units for sale;
                                                   construction of Phase I (77
                                                   units) completed March 2001;
                                                   299 out of 308 quarters sold.
                                                   Construction of Phase II (44
                                                   units) started March 2001 with
                                                   scheduled completion December
                                                   2001; fully pre-sold.
First Tracks                 77%          84       Condominium-hotel units for
                                                   sale; construction started May
                                                   2001 with scheduled completion
                                                   August 2002; fully pre-sold.
The Lookout at Taluswood     77%          11       Townhomes for sale;
                                                   construction started May 2001
                                                   with scheduled completion May
                                                   2002; fully pre-sold.

TREMBLANT
Le Refuge du Cerf           100%          65       Single-family lots for sale;
                                                   construction completed
                                                   December 1999; 51 lots sold.
Les Manoirs                 100%          140      Townhomes for sale;
                                                   construction started October
                                                   1999 with scheduled completion
                                                   November 2001; 120 units
                                                   pre-sold.
L'Equinoxe                  100%          91       Townhomes for sale;
                                                   construction started March
                                                   2000 with scheduled completion
                                                   May 2002; 82 units pre-sold.
Le Sommet des Neiges        100%          116      Quarter-share units for sale;
                                                   construction of Phase I (67
                                                   units) started September 2000
                                                   with scheduled completion
                                                   November 2001; 212 of 268
                                                   quarters pre-sold.
                                                   Construction of Phase II (49
                                                   units) started June 2001 with
                                                   scheduled completion April
                                                   2002; 101 of 196 quarters
                                                   pre-sold.

                          OWNERSHIP      TOTAL        PROJECT DESCRIPTION AND
PROJECT NAME              INTEREST       UNITS       STATUS AT AUGUST 31, 2001
------------              ---------   -----------    -------------------------

KEYSTONE
Buffalo Lodge & The          55%          157      Condominium-hotel units for
Dakota                                             sale; construction completed
                                                   September 1998; 153 units
                                                   sold.
Expedition Station           60%          92       Condominium-hotel units for
                                                   sale; construction completed
                                                   August 1999; 85 units sold.
Elk Run Lots                 50%          81       Single-family lots for sale;
                                                   construction completed
                                                   September 1999; 76 lots sold.
Elk Run Villas               60%          10       Townhomes for sale;
                                                   construction completed April
                                                   2000; 5 units sold.
Red Hawk Lodge               60%          100      Condominium-hotel units for
                                                   sale; construction completed
                                                   June 2000; 88 units sold.
Ski Tip 4                    60%           4       Townhomes for sale;
                                                   construction completed
                                                   February 2001; 3 units sold.
Lone Eagle                   60%          51       Condominium-hotel units for
                                                   sale; construction completed
                                                   May 2001; 50 units sold.
The Springs at River Run     60%          94       Condominium-hotel units for
                                                   sale; construction completed
                                                   August 2001; 57 units sold.
Settler's Creek              60%          66       Townhomes for sale;
Townhomes                                          construction of Phase I (42
                                                   units) started September 2000
                                                   with scheduled completion
                                                   December 2001; 28 units
                                                   pre-sold. Construction of
                                                   Phase II (24 units) to begin
                                                   spring 2002 with scheduled
                                                   completion winter 2003.

                          OWNERSHIP      TOTAL        PROJECT DESCRIPTION AND
PROJECT NAME              INTEREST       UNITS       STATUS AT AUGUST 31, 2001
------------              ---------   -----------    -------------------------
PANORAMA
Forest Ridge Estates        100%          33       Single-family lots for sale;
                                                   construction completed October
                                                   2000; 26 lots sold.
Taynton Lodge               100%          63       Condominium-hotel units for
                                                   sale; construction completed
                                                   May 2001; 60 units sold.

STRATTON
Solstice                    100%          80       Townhomes for sale;
                                                   construction of Phase I (40
                                                   units) completed June 2001; 38
                                                   units sold. Construction of
                                                   Phase IIa (20 units) started
                                                   April 2001 with scheduled
                                                   completion July 2002; 11 units
                                                   pre-sold. Construction of
                                                   Phase IIb (20 units) started
                                                   July 2001 with scheduled
                                                   completion July 2002.

SNOWSHOE
Allegheny Springs           100%          146      Condominium-hotel units for
                                                   sale; construction of Phase I
                                                   (63 units) started May 2001
                                                   with scheduled completion June
                                                   2002; 44 units pre-sold.
                                                   Construction of Phase II (83
                                                   units) to begin spring 2002
                                                   with scheduled completion
                                                   spring 2003; 30 units
                                                   pre-sold.

                          OWNERSHIP      TOTAL        PROJECT DESCRIPTION AND
PROJECT NAME              INTEREST       UNITS       STATUS AT AUGUST 31, 2001
------------              ---------   -----------    -------------------------

MAMMOTH
The Timbers                 100%          32       Townhomes for sale;
                                                   construction of Phase I (28
                                                   units) completed June 2001; 25
                                                   units sold. Construction of
                                                   Phase II (4 units) to begin
                                                   spring 2003 with scheduled
                                                   completion summer 2004; 1 unit
                                                   pre-sold.
Sunstone Lodge              100%          77       Condominium-hotel units for
                                                   sale; construction completed
                                                   January 2001; 74 units sold.
Mammoth Green               100%          46       Townhomes for sale;
                                                   construction started June 2000
                                                   with scheduled completion
                                                   September 2001; 33 units
                                                   pre-sold.
Eagle Run                   100%          36       Townhomes for sale;
                                                   construction started June 2000
                                                   with scheduled completion
                                                   February 2002; 33 units
                                                   pre-sold.
The Village                 100%          166      Condominium-hotel units for
                                                   sale; construction to begin
                                                   fall 2001 with scheduled
                                                   completion spring 2003; 72
                                                   units pre-sold.

                          OWNERSHIP      TOTAL        PROJECT DESCRIPTION AND
PROJECT NAME              INTEREST       UNITS       STATUS AT AUGUST 31, 2001
------------              ---------   -----------    -------------------------
COPPER
The Village at Copper       100%          228      Condominium-hotel units for
                                                   sale; construction completed
                                                   December 2000; 224 units sold.
Union Creek                 100%          16       Townhomes for sale;
                                                   construction completed August
                                                   2001; fully sold.
Passage Point               100%          134      Condominium-hotel units for
                                                   sale; construction completed
                                                   August 2001; 84 units sold.
BlueWing Lodge              100%          86       Quarter-share units for sale;
                                                   construction to begin spring
                                                   2002 with scheduled completion
                                                   summer 2003; 141 of 344
                                                   quarters pre-sold.

SANDESTIN
Magnolia Bay                100%          41       Townhomes for sale;
                                                   construction of Phase I (22
                                                   units) completed June 2000;
                                                   fully sold. Construction of
                                                   Phase II (19 units) completed
                                                   June 2001; 16 units sold.
Baytowne Village - Le       100%          25       Townhomes for sale;
Jardin                                             construction started April
                                                   2001 with scheduled completion
                                                   April 2002; 20 units pre-sold.
Baytowne Village -          100%          196      Condominium-hotel units for
Gateway                                            sale; construction started
                                                   October 2000 with scheduled
                                                   completion April 2002; 183
                                                   units pre-sold.
Baytowne Village - Lofts    100%           9       Loft units for sale;
                                                   construction started April
                                                   2001 with scheduled completion
                                                   April 2002.
Baytowne Avenue North       100%           8       Single-family lots for sale;
                                                   construction completed June
                                                   2001; 6 lots sold.

                          OWNERSHIP      TOTAL        PROJECT DESCRIPTION AND
PROJECT NAME              INTEREST       UNITS       STATUS AT AUGUST 31, 2001
------------              ---------   -----------    -------------------------
The Preserve                100%          40       Single-family lots for sale;
                                                   construction completed June
                                                   2001; 21 lots sold.
Club Estates at Burnt       100%           9       Single-family lots for sale;
Pine                                               construction completed June
                                                   2001; 3 lots sold.
Grand Sandestin             100%          168      Condominium-hotel units for
                                                   sale; construction to begin
                                                   fall 2001 with scheduled
                                                   completion winter 2003; 149
                                                   units pre-sold.
One Beach Club Drive         50%          102      Condominium-hotel units for
                                                   sale; construction started
                                                   March 2001 with scheduled
                                                   completion October 2002; 50
                                                   units pre-sold.
Driftwood Estates           100%          10       Single-family lots for sale;
                                                   construction completed June
                                                   2001; 1 lot sold.
SOLITUDE
Powderhorn Lodge            100%          83       Condominium-hotel units for
                                                   sale; construction completed
                                                   June 2000; 80 units sold.
Eagle Springs East          100%          47       Condominium-hotel units for
                                                   sale; construction completed
                                                   June 2001; 33 units sold.

THREE PEAKS
Estate Lots                  50%          250      Single-family lots for sale;
                                                   construction of Phase I (102
                                                   lots) completed September
                                                   2000; 101 lots sold.
                                                   Construction of Phase II (63
                                                   lots) completed January 2001;
                                                   61 lots sold. Construction of
                                                   Phase III (85 units) started
                                                   May 2001 with scheduled
                                                   completion January 2002; 3
                                                   lots pre-sold.

                          OWNERSHIP      TOTAL        PROJECT DESCRIPTION AND
PROJECT NAME              INTEREST       UNITS       STATUS AT AUGUST 31, 2001
------------              ---------   -----------    -------------------------
BLUE MOUNTAIN
Snowbridge Lots              50%          21       Single-family lots for sale;
                                                   construction completed
                                                   November 1999; 3 lots sold.
Snowbridge Townhomes         50%          52       Townhomes for sale;
                                                   construction of Phase I (40
                                                   units) completed December
                                                   2000; fully sold. Construction
                                                   of Phase II (12 units) started
                                                   August 2001 with scheduled
                                                   completion fall 2002; 5 units
                                                   pre-sold.
Grand Georgian              100%          187      Condominium-hotel units for
                                                   sale; construction started
                                                   July 2000 with scheduled
                                                   completion December 2001; 161
                                                   units sold.
Weider Lodge                100%          91       Condominium-hotel units for
                                                   sale; construction started
                                                   April 2001 with scheduled
                                                   completion May 2002; 54 units
                                                   pre-sold.

                          OWNERSHIP      TOTAL        PROJECT DESCRIPTION AND
PROJECT NAME              INTEREST       UNITS       STATUS AT AUGUST 31, 2001
------------              ---------   -----------    -------------------------

SQUAW VALLEY
First Ascent                100%          139      Condominium-hotel units for
                                                   sale; construction started
                                                   June 2000 with scheduled
                                                   completion February 2002;
                                                   fully pre-sold.
22 Station                  100%          151      Condominium-hotel units for
                                                   sale; construction started
                                                   July 2001 with scheduled
                                                   completion December 2002; 98
                                                   units pre-sold.

MOUNTAIN CREEK
Whitetail Townhomes         100%          70       Townhomes for sale;
                                                   construction started April
                                                   2001 with scheduled completion
                                                   June 2002; 53 units pre-sold.
Laurels                     100%          63       Townhomes for sale;
                                                   construction started July 2001
                                                   with scheduled completion July
                                                   2002; 24 units pre-sold.

  RESORT CLUB

     In 1993 Intrawest entered the vacation ownership business through its wholly owned subsidiary, Intrawest Resort Ownership Corporation ("IROC"). Vacation ownership is a segment of timeshare, a fast-growing sector of the leisure industry. IROC differs from traditional timeshare companies in that it offers equity ownership in a club through an innovative point-based membership system. Members of the Resort Club have the flexibility to vacation in various club locations or at more than 3,700 resorts through membership in ExtraOrdinary Escapes, IROC's owned and operated Exchange Company. Members can enjoy seven-night Vacation Exchanges with Resort Condominiums International ("RCI"). The flexibility of the point-based system, combined with a focus on a quality resort experience, is designed to meet the changing vacation needs of the rapidly growing baby boomer and mature markets. According to information compiled by the American Resort Development Association, the prime market for timeshare is customers in the 40 to 55 year age range who are reaching the peak of their earning power and are rapidly gaining more leisure time. The Company believes it is well positioned to take advantage of these demographic trends because of the quality of its resorts and locations, the flexibility of its point-based system, and its high-quality exchange program.

     The number of timeshare resorts throughout the world increased from 631 in 1981 to over 5,300 at the end of 1999 with a total of 6 million owners worldwide. From 1987 timeshare sales grew by approximately 15% per year, reaching approximately $6.7 billion in total worldwide sales in 1999. A significant part of this success is attributable to the growth of timeshare exchanges which have increased owner flexibility. Exchange companies, such as RCI, allow timeshare owners to turn the fixed asset of a particular week at a particular location into a tradeable commodity. Of the more than 5,300 worldwide timeshare resorts, approximately 95% are affiliated with an exchange company, with such companies arranging approximately 80% of the timeshare vacations taken worldwide each year. The Company believes that one of the most significant factors contributing to the current success of the timeshare industry is the entry into the market of some of the world's major lodging, hospitality and entertainment companies, such as The Walt Disney Company, Marriott Hotels & Resorts, Hyatt Corporation, Four Seasons Hotels & Resorts and Inter-Continental Hotels and Resorts.

     After constructing a club location, IROC transfers ownership of the vacation units, free and clear of all encumbrances, to a trustee for Club Intrawest ("Resort Club"), a non-profit, non-stock corporation. In return, IROC receives the right to sell points (vacation time) to the general public in the Resort Club accommodation. Each individual purchasing points becomes a Member in the Resort Club with the entitlement to stay at any Resort Club location or at international resorts through an affiliation with one of the major exchange agencies. In addition, the Company has a direct exchange agreement with Disney Vacation Club which allows members of that club and the Resort Club to enjoy exchange privileges. Each accommodation type at each Resort Club location is assigned a point value for each day of the year. The point value assigned to each day depends on the day of the week and season, with higher demand times carrying a higher point value. The selling price per point is exclusively controlled by IROC depending upon market conditions.

     A Member of the Resort Club receives an annual allotment of points in perpetuity. The points can be utilized in different denominations to vary the time of year, length of stay, location of vacation and the type of accommodation used, all subject to availability. Except in the first year of ownership, unused points may be carried forward (banked) for one year or points may be borrowed from the next year to complete a vacation reservation. Points may be sold, transferred or bequeathed, subject to IROC's right of first refusal to purchase such points.

     To date, the first three phases of the Resort Club locations at Whistler (British Columbia) and Tremblant (Quebec), comprising 122 and 54 units, respectively, have been completed. In addition, the Resort Club has added units in Panorama, British Columbia (21 units), Kauai, Hawaii (10 units), Palm Desert, California (42 units), and Vancouver, British Columbia (29 units). The quality and service levels of the Company's Resort Club locations have placed the Resort Club in RCI's highest-rated group of worldwide destination resorts. IROC is entitled to sell approximately 6 million points in all phases of its projects when they are fully built. Future locations include Sandestin in Florida (59 units), Blue Mountain in Ontario (100 units), Stowe, Vermont (42 units), Zihuatanejo, Mexico and Copper Mountain, Colorado (18 units). Through June 30, 2001, approximately 1.5 million points have been sold to over 9,000 Members for approximately $136 million.

     Valuable synergies exist between the Resort Club and other Intrawest operations. Vacation ownership facilities typically have the highest occupancy rates of any type of resort accommodation, which translates into increases in other revenue sources for Intrawest resorts including lift tickets, food and beverage, retail and golf. Significant cross-marketing opportunities also exist, primarily through the sharing of database marketing systems.

COMPETITION

     The industries in which the Company operates are highly competitive. The Company competes with mountain resort areas in the United States, Canada and Europe for destination visitors and with numerous mountain resorts in each of the areas in which it operates for day visitors. The Company also competes with other worldwide recreation resorts, including warm-weather resorts, for vacation guests. The Company's major North American competitors include the major Colorado and Utah ski areas, the Lake Tahoe mountain resorts in California and Nevada, the Quebec and New England mountain resorts and the major ski areas in the Canadian Rockies. In addition, while the Company's skier visits have generally increased over the past several years, the numbers of active skiers and annual skier visits in North America have not changed significantly since 1985. The competitive position of the Company's resorts is dependent upon many diverse factors such as proximity to population centres, availability and cost of transportation to the resorts, including direct flight availability by major airlines, pricing, snowmaking capabilities, type and quality of skiing offered, duration of the ski season, prevailing weather conditions, quality of golf facilities, the number, quality and price of related services and lodging facilities, and the reputation of the resorts.

LEGAL AND REGULATORY MATTERS

     The Company currently and from time to time is involved in litigation in the ordinary course of its business. The Company does not believe that it is involved in any litigation that will, individually or in the aggregate, have a material adverse effect on its financial condition or results of operations or cash flows.

     Many of the Company's resorts are subject to suits with respect to personal injury claims related principally to skiing activities at each resort. The Company maintains liability insurance that it considers adequate to insure claims related to usual and customary risks associated with the operation of a ski resort.

     There are no financially material environmental protection requirements in connection with Intrawest's resort operations.

                               NON-RESORT ASSETS

OVERVIEW

     In 1994 the Company determined that it would concentrate its business on its resort ownership and resort real estate development activities and would dispose of the Non-Resort Assets. Since that time, the Company has disposed of the majority of the Non-Resort Assets. At a meeting of shareholders of the Company held in March 1997, the shareholders approved the Share Capital Reorganization designed to separate the Non-Resort Assets from the rest of the Company's business. Under the Share Capital Reorganization, each existing Common Share was exchanged, on March 14, 1997, for one new Common Share and one NRP Share. The new Common Shares have the same attributes as the Common Shares which existed prior to the Share Capital Reorganization and the NRP Shares represented the net equity of the Non-Resort Assets as at December 31, 1996 (that is, the value of these assets less the liabilities of the non-resort related business operations of the Company). The book value of the net equity of the Non-Resort Assets as at December 31, 1996 was Cdn.$88.5 million or Cdn.$3.82 per NRP Share.

     The Company expects that the remaining Non-Resort Assets will be disposed of in an orderly manner, and the net cash flow from the Non-Resort Assets will be distributed to the holders of the NRP Shares, primarily by way of redemption, within the next year. Any gains or losses generated by the disposition of Non-Resort Assets will be for the account of the NRP Shares only and will not affect the computation of earnings per Common Share.

     In November 1999 the Company's shareholders passed resolutions to reduce the redemption price of the NRP Shares from Cdn.$3.82 to Cdn.$2.65 per share and to permit the Company to purchase NRP Shares. During fiscal 2001 the Company used Cdn.$0.6 million to purchase 330,600 NRP Shares under the Company's normal course issuer bid at an average cost of Cdn.$1.82.

     The following redemptions have been made to date.

                                                           NUMBER OF NRP
                                                              SHARES       APPROXIMATE   REDEMPTION AMOUNT
DATE OF REDEMPTION                                           REDEEMED      PERCENTAGE      PER NRP SHARE
------------------                                         -------------   -----------   -----------------
                                                                               (%)             CDN.$
September 30, 1997.......................................    2,360,000          10             3.82
September 30, 1998.......................................    5,460,000          25             3.82
September 30, 1999.......................................    3,350,000          20             3.82
January 1, 2000..........................................    4,020,000          30             2.65
April 1, 2000............................................    1,876,000          20             2.65
October 1, 2000..........................................    1,200,000          15             2.65
April 1, 2001............................................      970,000          15             2.65

NON-RESORT PROPERTIES

     Set out below is a brief description of each of the Company's remaining non-resort properties.

     AIRCARE, GREATER VANCOUVER, BRITISH COLUMBIA. The Company holds a 50% interest in a partnership which owns 11 vehicle emission testing stations located in 9 Greater Vancouver municipalities. The partnership leases the testing stations to an operator which has a contract with the Greater Vancouver Regional District to provide vehicle emission tests. The contract, which expires on September 1, 2006, provides for annual rental payments to the partnership of Cdn.$2.7 million. At June 30, 2001, the book value of the Company's interest in the property and the related debt were Cdn.$7.1 million and Cdn.$5.1 million, respectively.

     GATEWAY, SURREY, BRITISH COLUMBIA. The Company holds a 50% interest in this property which comprises 4.5 acres of vacant land adjacent to the Gateway SkyTrain rapid transit station. The land, which is zoned for commercial purposes, can accommodate approximately 975,000 square feet of office development. The office leasing market in Surrey has slowed in the past few years with an increase in vacancy rates and a reduction in new development activity. In addition, the large size of the site limits the number of potential purchasers. As a result, at June 30, 2001, the Company's interest in this property was written down by Cdn.$2.7 million to Cdn.$3.6 million. There is no debt against this property.

NON-RESORT RECEIVABLES

     Effective April 1, 1994, Intrawest sold to two partnerships (the "Partnerships") substantially all of the direct and indirect interests of the Company in its non-resort residential and industrial development properties in British Columbia and Washington State. Part of the consideration received by the Company for the bulk sale of non-resort properties to the Partnerships was a note receivable for Cdn.$31.7 million. The Company also provided the Partnerships with various credit facilities, including a Cdn.$7 million revolving line of credit and a non-revolving loan for Cdn.$1.8 million to fund costs in connection with a specific property. These loans earn interest at prime plus 2% per annum.

     The non-resort amounts receivable at June 30, 2001 comprised Cdn.$5.7 million from the Partnerships and Cdn.$0.3 million from other parties. The receivables from the Partnerships at such date consisted of a Cdn.$6 million revolving line of credit. At September 30, 2001, availability under the line of credit will be reduced to Cdn.$4 million. Availability under the line terminates on January 31, 2002.

     In addition, the Partnerships owed accrued interest and fees amounting to Cdn.$0.4 million at June 30, 2001.

     The deferred purchase price will bear interest at 10% per annum payable semi-annually on the same dates as the principal repayments. Interest on the line of credit will be at prime plus 2% per annum payable monthly.

NON-RESORT LIABILITIES

     At June 30, 2001, the non-resort liabilities totaled Cdn.$6.3 million, Cdn.$5.1 million of which related to the AirCare property.

                                   EMPLOYEES

     The Company has approximately 6,100 year-round employees and 13,900 additional peak-season employees. Approximately 100 of Tremblant's and Mont Ste. Marie's year-round employees and over 90% of their additional peak-season employees are members of the unions Le Syndicat Des Travailleurs(euses) de La Station du Mont Tremblant and Le Syndicat Des Travailleurs(euses) du Mont Ste. Marie. The current contracts with the unions expire on October 31, 2005 for Tremblant and December 7, 2002 for Mont Ste. Marie. None of the employees in Intrawest's other resorts are members of a union. The Company believes that its employee relations are good.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The selected consolidated financial information presented below should be read in conjunction with "Management's Discussion and Analysis" and the consolidated financial statements and notes thereto included elsewhere in this Annual Information Form.

THREE-YEAR SUMMARY
(in millions of dollars except per share amounts)

                                                                          JUNE 30
                                                              --------------------------------
                                                                2001        2000        1999
                                                              --------    --------    --------
BALANCE SHEET
  Total assets..............................................  $1,956.3    $1,717.4    $1,492.2
  Bank and other indebtedness...............................   1,010.0       833.2       727.1
  Shareholders' equity......................................     568.4       511.3       538.5

                                                                    YEARS ENDED JUNE 30
                                                              --------------------------------
                                                                2001        2000        1999
                                                              --------    --------    --------
REVENUE AND EARNINGS
  Total revenue.............................................  $  922.8    $  810.5    $  609.6
  Cash flow from continuing operations......................     126.9       116.7        90.6
  Income from continuing operations.........................      63.5        52.1        38.6
  Results of discontinued operations........................      (2.9)       (0.1)       (4.6)
  Net income................................................      60.6        52.0        34.1
PER COMMON SHARE
  Income from continuing operations.........................  $   1.45    $   1.20    $   0.96
  Net income................................................      1.45        1.20        0.96
  Dividends.................................................      0.11        0.11        0.11

SEGMENTED INFORMATION
(in thousands of dollars)

                                                                   YEARS ENDED JUNE 30
                                                                --------------------------
                                                                   2001            2000
                                                                ----------      ----------
INDUSTRY SEGMENTS
Revenue
  Ski and resort............................................    $  433,126      $  389,839
  Real estate...............................................       424,271         348,360
  Warm-weather..............................................        59,076          57,511
  Corporate and all other...................................         6,337          14,782
                                                                ----------      ----------
                                                                $  922,810      $  810,492
                                                                ==========      ==========

                                                                   YEARS ENDED JUNE 30
                                                                --------------------------
                                                                   2001            2000
                                                                ----------      ----------
Operating income before interest, depreciation and
  amortization, and income taxes
  Ski and resort............................................    $  100,511      $   85,136
  Real estate...............................................        80,989          62,874
  Warm-weather..............................................         7,827           8,552
  Corporate and all other...................................         6,337          14,782
                                                                ----------      ----------
                                                                   195,664         171,344
Less:
  Interest..................................................       (44,490)        (35,217)
  Depreciation and amortization.............................       (57,934)        (51,399)
  General and administrative................................        (9,793)         (7,985)
                                                                ----------      ----------
                                                                  (112,217)        (94,601)
                                                                ----------      ----------
                                                                $   83,447      $   76,743
                                                                ==========      ==========
Segment assets (at period-end)
  Ski and resort............................................    $  886,297      $  818,485
  Real estate...............................................       868,655         676,455
  Warm-weather..............................................       143,343         134,906
  Corporate and all other...................................        46,895          68,384
  Discontinued operations...................................        11,122          19,125
                                                                ----------      ----------
                                                                $1,956,312      $1,717,355
                                                                ==========      ==========
Capital acquisitions
  Ski and resort............................................    $   85,597      $  103,822
  Warm-weather..............................................         8,389          15,311
  Corporate and all other...................................        15,414           6,501
                                                                ----------      ----------
                                                                $  109,400      $  125,634
                                                                ==========      ==========
GEOGRAPHIC INFORMATION
Revenue
  Canada....................................................    $  375,569      $  331,529
  United States.............................................       547,241         478,963
                                                                ----------      ----------
                                                                $  922,810      $  810,492
                                                                ==========      ==========
Operating income before income taxes, non-controlling
  interest and results of discontinued operations
  Canada....................................................    $   63,201      $   52,520
  United States.............................................        20,246          24,223
                                                                ----------      ----------
                                                                $   83,447      $   76,743
                                                                ==========      ==========
Identifiable assets (at period-end)
  Canada....................................................    $  708,438      $  672,134
  United States.............................................     1,236,752       1,026,096
  Discontinued operations...................................        11,122          19,125
                                                                ----------      ----------
                                                                $1,956,312      $1,717,355
                                                                ==========      ==========

DIVIDEND POLICY

     Since 1991 the Company has paid regular, semi-annual dividends of Cdn.$0.08 per Common Share to its shareholders. Future dividends will be paid at the discretion of the Company's board of directors and will be subject to the Company's earnings, financial condition, capital requirements and such other factors as are deemed relevant by the Company's board of directors.

     The indentures governing the Company's U.S. notes impose certain limitations on the declaration or payment of cash dividends and other distributions on the Common Shares of the Company, including provisions which, subject to certain adjustments and exceptions, restrict the amount of such dividends or distributions to an amount, calculated on a cumulative basis, to be not greater than the sum of, among other items, net cash proceeds from the issuance of equity and 50% of consolidated net income from specified dates.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following discussion of the operating results and financial position of Intrawest should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Information Form.

KEY FINANCIAL OBJECTIVES

     The Company's key financial objectives for fiscal 2001 and the years ahead are clearly defined.

     -  Maintain earnings per share growth of about 20% per annum.

     - Increase resort operation revenues and profit margins as villages are built out.

     - Move from a high capital investment strategy to a free cash flow position as resort operations EBITDA increasingly outpaces spending on capital improvements and the ramp up in real estate production levels off.

     - Leverage in-house expertise and third-party capital to carry out new business opportunities.

     - Maintain a conservative risk profile in both the operations and real estate businesses.

     The Company believes it was successful in meeting each of these financial objectives in fiscal 2001. Operating results were records for both ski and resort operations and real estate. Resort operations capital spending declined again in 2001, as it had in 2000. New investment in real estate reached a peak in 2001 and is expected to decline in 2002, moving the Company towards a free cash flow position. The Company's recognized expertise continued to attract third-party interest, such as the recently announced real estate joint venture at Snowmass and the expansion of its call center business, Resort Reservations, to new destinations. This progress has been achieved while the Company has continued to apply its risk mitigation strategies, for example pre-selling real estate and reducing seasonality in resort operations.

OPERATING HIGHLIGHTS

     The operating highlights for the year include:

     - A 13.9% increase in total revenue from $810.5 million to $922.8 million, with ski and resort revenue increasing 10.0% and real estate sales revenue increasing 21.6%.

     - A 22.0% increase in income from continuing operations to $63.5 million and a 20.8% increase in income per share from continuing operations to $1.45.

     - A 21.1% increase in Total Company EBITDA from $165.4 million to $200.3 million. Total Company EBITDA is computed as income before interest (including previously capitalized interest in real estate cost of sales), taxes, non-controlling interest, depreciation and amortization.

     - A 15.6% increase in operating profit from ski and resort operations to $108.3 million and a 28.4% increase in operating profit from real estate sales to $76.5 million.

REVIEW OF SKI AND RESORT OPERATIONS

     The following table highlights the results of the ski and resort operations business.

                                                                2001         2000       CHANGE
                                                              ---------    ---------    ------
Skier visits(1).............................................  6,237,000    5,642,000    10.6%
Revenue (millions)..........................................     $492.2       $447.4    10.0%
EBITDA (millions)...........................................     $108.3       $ 93.7    15.6%
Margin......................................................      22.0%        20.9%

---------------

(1) All resorts are at 100% except Mammoth at 59.5% and Blue Mountain at 50%.

     Revenue from ski and resort operations increased 10.0% from $447.4 million in 2000 to $492.2 million in 2001. This growth was achieved on a same-resort basis. Revenue from mountain resorts increased 11.1% from $389.8 million to $433.1 million while revenue from warm-weather resorts increased 2.8% from $57.5 million to $59.1 million.

  MOUNTAIN RESORTS

     The $43.3 million increase in mountain resort revenue was due to:

                                                              ($MILLIONS)
Increase in skier visits....................................     $34.1
Increase in revenue per skier visit.........................       7.0
Increase in non-skier visit revenue.........................       9.0
Impact of exchange rate on reported revenue.................      (6.8)
                                                                 -----
                                                                 $43.3
                                                                 =====

     Skier visits increased 10.6% from 5,642,000 in 2000 to 6,237,000 in 2001. A number of factors contributed to this growth, including:

     - A 12% increase in the available accommodation base across the Company's resorts.

     - A return to more normal Christmas and January travel patterns compared with the Y2K-impacted travel patterns last year.

     - A 23% increase in the number of season passes and frequency cards sold during the year from 153,000 to 188,000.

     - Positive weather conditions in the East that resulted in a 19.6% increase in skier visits across the Company's six eastern resorts.

     Every resort showed an increase in skier visits in 2001 except for Whistler Blackcomb, which experienced a decline in local and season pass visits. (The increased proportion of destination visits at Whistler Blackcomb produced a 12.4% increase in revenue per visit at that resort). The opposite trend was experienced at many of the other resorts, which saw a significant increase in local and regional visits due to generally excellent snow conditions throughout the season. The increase in skier visits was estimated to increase mountain resort revenue by $34.1 million.

     Revenue per skier visit increased from $57.29 in 2000 to $58.42 in 2001 (after adjusting prior year revenue for the impact of the reduction in the Canadian dollar exchange rate). Revenue per skier visit is a function of ticket prices and ticket yields, and revenue from non-ticket sources such as retail and rental stores, lodging, ski school and food services. Ticket yields reflect the mix of ticket types (e.g., adult, child, season pass and group), the proportion of day versus destination visitors (destination visitors tend to be less price sensitive), and the amount of discounting of full-price tickets. Revenue per visit from non-ticket sources is also influenced by the mix of day versus destination visitors, the affluence of the visitor base, and the quantity and type of amenities and services offered at the resort.

     The increase in revenue per visit in 2001 (i.e., 2.0%) was less than the increases in revenue per visit the Company has achieved in the past few years (average annual increase on a same-resort basis of 11.8% from 1997 to 2000), due substantially to the large increase in regional and local visits, notably at Tremblant, Blue Mountain, Mountain Creek and Copper. Regional and local guests typically generate lower revenue per visit since they purchase discounted tickets and spend less on non-ticket items. The increase in revenue per visit was estimated to increase mountain resort revenue by $7.0 million in 2001.

     For the purposes of this analysis, non-skier visit revenue comprises revenue from golf and other summer activities and revenue from businesses such as Resort Reservations, Alpine Helicopters and Breeze/Max, which do not have skier visits. Revenue from golf and other summer activities increased 8.1% across the mountain resorts, led primarily by strength at Tremblant, Copper and Whistler Blackcomb. The Company's central reservations business, Resort Reservations, expanded its operations into Summit County during the year and increased its bookings into Whistler, leading to a 49.6% growth in revenue. Since year end, Resort Reservations has expanded into Puerto Vallarta and St. Lucia and additional destinations are under review. Revenue at Alpine increased 12.3% due to strong growth in heli-logging and heli-hiking business, and revenue at Breeze increased by 13.7% due to improved ski conditions in Colorado, particularly at the start of the season. Overall, non-skier visit revenue increased by $9.0 million in 2001.

     Mountain resort revenue was impacted negatively by $6.8 million in 2001 because of the decline in the value of the Canadian dollar. In 2001 revenue from the Canadian resorts was translated for financial statement reporting purposes at an average rate of Cdn.$1.52 to U.S.$1.00 compared with an average rate of Cdn.$1.47 to U.S.$1.00 in 2000.

  WARM-WEATHER RESORTS

     Revenue from warm-weather resorts (mainly operations at Sandestin and the Raven golf courses in Arizona) increased by $1.6 million to $59.1 million. The opening of a new golf course at Three Peaks in Colorado during 2001 added $0.6 million of revenue. Revenue at Sandestin increased 3.5% due mainly to a 4.6% increase in occupied room nights. Revenue at Raven decreased 3.6% in 2001 due mainly to abnormally wet and cold weather in Arizona during the period from October to December. The number of golf rounds played at the Arizona courses decreased by 7.2% in 2001, however revenue per round was 4.3% higher.

REVENUE BREAKDOWN AND EBITDA

     The breakdown of ski and resort operation revenue by source was as follows:

                                                                                     INCREASE
                                                           2001          2000       (DECREASE)    PERCENTAGE
                                                         REVENUE       REVENUE      IN REVENUE     INCREASE
                                                        ----------    ----------    ----------    ----------
                                                        (MILLIONS)    (MILLIONS)    (MILLIONS)       (%)
Mountain operations...................................    $192.2        $177.1        $15.1           8.5
Retail and rental shops...............................      84.0          72.8         11.2          15.4
Food and beverage.....................................      65.4          60.1          5.3           8.8
Lodging and property management.......................      58.0          48.8          9.2          18.9
Ski school............................................      29.8          25.8          4.0          15.5
Golf..................................................      31.7          30.9          0.8           2.6
Other.................................................      31.1          31.9         (0.8)         (2.5)
                                                          ------        ------        -----         -----
                                                          $492.2        $447.4        $44.8         100.0
                                                          ======        ======        =====         =====

     - Mountain operation revenue comprises revenue from lift tickets and from Alpine's operations. Since 1995 the proportion of revenue from mountain operations has fallen from 52.6% to 39.0%. This trend is likely to continue as the villages are built out at the Company's resorts, expanding the inventory of lodging units and changing the customer mix in favor of destination visitors who spend more on retail and rental, ski school, and food and beverage. The 8.5% increase in revenue during the year reflects the 10.6% increase in skier visits, partially offset by a 1.9% decline in average revenue per ticket due mainly to the large increase in regional and local visits.

     - The 15.4% increase in retail and rental revenue was due mainly to the opening of new stores in Copper, Stratton, Snowshoe and Whistler Blackcomb, and higher rental revenue at the destination-oriented resorts and at the Breeze/Max stores.

     - The 8.8% increase in food and beverage was due to the opening of new restaurants in Copper and Snowshoe and the increase in skier visits, tempered somewhat by a reduction in revenue per visit due to changes in customer mix.

     - The 18.9% increase in lodging revenue was driven by a 15.7% increase in occupied room nights.

     - The 15.5% increase in ski school revenue was due to a higher number of lessons and greater weighting of higher-priced private lessons, particularly at Whistler Blackcomb, Tremblant, Copper and Mammoth.

     - Golf revenue at the mountain resorts increased 4.3% due mainly to increased rounds at Tremblant, Copper and Mammoth, partially offset by reduced rounds at Stratton. Golf revenue at the warm-weather resorts increased 1.7% as revenue from the new course at Three Peaks and increased revenue at Sandestin were partly offset by reduced revenue at Raven.

     - Other revenue mainly comprises revenue from community services, such as snow clearing, telephone service, utilities and employee housing, and revenue from miscellaneous activities. The decline in other revenue in 2001 was mainly due to the waterpark at Mountain Creek, which experienced the coldest, wettest summer in 40 years resulting in $1.1 million less revenue.

     Ski and resort operation expenses increased 8.5% from $353.7 million in 2000 to $383.9 million in 2001. Operating expenses at the mountain resorts increased 9.2% compared with the 11.1% increase in mountain resort revenue. The Company instituted a number of initiatives in 2001 to reduce or better control its expenses, particularly in labor which accounts for about 40% of total expenses. Operating expenses at the warm-weather resorts increased 4.7% compared with the 2.7% increase in revenue. Start-up expenses at the new golf course at Three Peaks exceeded revenues generated by the course, and certain costs, for example group health benefits, irrigation costs and property taxes, increased significantly in 2001.

     EBITDA from ski and resort operations increased 15.6% from $93.7 million in 2000 to $108.3 million in 2001. The EBITDA margin was 22.0% in 2001 compared with 20.9% in 2000. The margin at the mountain resorts increased from 21.8% to 23.2%, due mainly to improved margins in mountain operations, retail and rental, and ski school. The increase in visits against a relatively fixed cost structure led to the improved margin in mountain operations. The increased visits also impacted the margin in retail and rental and, in addition, there was a shift in mix from lower-margin retail business to higher-margin rental business in 2001. The improved ski school margin resulted mainly from increased destination business to Whistler Blackcomb, Tremblant, Copper and Mammoth. The margin at the warm-weather resorts decreased from 14.9% to 13.2%. In its first partial year of operation the golf course at Three Peaks incurred a loss that reduced the overall warm-weather resort margin in 2001 from 14.3% to 13.2%. The Company expects margins going forward to increase at both the mountain resorts and the warm-weather resort as its villages mature, driving higher mid-week destination visits, and as it takes further advantage of economies of scale.

REVIEW OF RESORT REAL ESTATE OPERATIONS

     The following table highlights the results of the real estate business.

                                                               2001      2000     CHANGE
                                                              ------    ------    ------
Units closed................................................   1,279     1,317    (2.9%)
Revenue (millions)..........................................  $415.3    $341.5    21.6%
Operating profit (millions).................................  $ 76.5    $ 59.6    28.4%
Margin......................................................   18.4%     17.5%

     Revenue from the sale of real estate increased 21.6% from $341.5 million in 2000 to $415.3 million in 2001. The increase was due mainly to sales price increases in the traditional real estate business and to significantly higher revenue in the resort club (timeshare) business. Real estate revenue increased 44.1% at the Company's Canadian resorts and 14.1% at its U.S. resorts.

     A total of 539 units were closed at the Company's Canadian resorts in 2001 compared with 443 units last year. Most of the increase was at Tremblant where several projects, including the 126-unit Westin Royal, completed construction during the year. The average price per unit increased 18.5% from Cdn.$286,000 in 2000 to Cdn.$339,000 in 2001, reflecting unit type and resort mix as well as price escalation.

     The Company closed 740 units at its U.S. resorts in 2001 compared with 874 units in 2000. The same resorts contributed revenue in each year, however relatively more units were closed at Mammoth and Stratton in 2000 because of the timing of construction completion. In addition, when Intrawest purchased Sandestin in July 1998 the assets included 249 units under construction, all of which were closed in 1999 and 2000. The average price per unit was $403,000 at the U.S. resorts in 2001 (after adjusting the number of units for the impact of joint ventures at Keystone and Sandestin), up from $292,000 in 2000. Relatively more units were closed at the resorts with higher real estate prices in 2001. In addition, a number of deluxe townhome and condo-hotel projects closed in 2001.

     The Resort Club generated $36.9 million in sales revenue in 2001, up 26.4% from $29.2 million in 2000. The increase was attributable to a 25.3% increase in the number of points sold and a 3.0% increase in the average price per point. Revenue from member referrals and add-on points increased 45.1% in 2001 to $10.1 million, reflecting high member satisfaction and growing acceptance of the Resort Club's unique points system.

     Operating profit from resort real estate sales increased 28.4% from $59.6 million in 2000 to $76.5 million in 2001. The profit margin was 18.4% in 2001 compared with 17.5% in 2000. The improvement in margin was due to a number of factors, including:

     - The closing of relatively more single-family lots in 2001 (21% of units closed) than in 2000 (13% of units closed). Single-family lots generally have margins of 30% or more, compared with margins of about 18% for townhomes and condo-hotel units.

     - The high margin achieved on some deluxe townhomes in 2001 at Whistler Blackcomb and Stratton.

     - Improvements in control over construction and development costs. The Company has continued to enhance its working relationships with general contractors at its more recently acquired resorts, resulting in construction cost savings. In addition, a standardized approach to project design, contract negotiation and construction monitoring has continued to reduce cost overruns.

     - An improvement in the Resort Club margin from 16.9% to 19.4% due to the increase in member referral and add-on sales, which have a lower marketing and sales cost than other sales.

     As at August 31, 2001, the Company had pre-sold 1,115 units for approximately $385 million, which it expects to close in fiscal 2002. In addition, the Company had pre-sold a further 533 units for approximately $230 million due to close in fiscal 2003. Intrawest follows a conservative accounting policy for real estate sales and does not recognize any revenue until title to a completed unit has been transferred to a purchaser and the Company has received the full cash proceeds. The Company's strategy of pre-selling real estate projects before the start of construction reduces market risk and increases the predictability of real estate earnings.

  CAPITALIZATION OF COSTS TO REAL ESTATE

     Standard real estate accounting practice requires that all costs in connection with the development of real estate be capitalized to properties under development and then expensed in the period when the properties are closed and the revenue is recognized. Such costs include land and building costs as well as overhead costs of personnel directly involved in the development, construction and sale of real estate, and interest on debt used to fund real estate costs. The capitalized interest comprises interest on specific real estate debt (i.e. construction financing) and interest on the portion of general corporate debt used to fund real estate development expenditures.

     The amount of costs capitalized to properties under development and sale increased from $542.7 million at June 30, 2000 to $658.3 million at June 30, 2001 due to the ramp up in the production of units from approximately 1,500 at the end of fiscal 2000 to approximately 2,000 at the end of fiscal 2001. The Company expects the rate of increase in capitalized real estate costs to slow in 2002 as the production of units flattens out and the gap narrows between the recovery of costs through real estate sales and the amount invested in new real estate development activity. In 2003 it is anticipated that costs recovered through sales will exceed new investments in real estate, resulting in a decline in capitalized real estate costs.

     Most of the Company's real estate projects have a relatively short construction timetable (12 to 24 months) so a large percentage of capitalized costs are expensed in a short period of time. Furthermore, the risk of non-recovery of real estate costs is low because the Company pre-sells substantially all of its real estate projects.

  RENTAL PROPERTIES

     The majority of the condo-hotel projects that the Company develops contain ground-level retail space, which is either leased to third-party operators or used by the Company for its own sports shops. At June 30, 2001, the Company owned 237,000 square feet of commercial space that was leased to third parties. Rental revenue derived from third-party operators increased from $6.9 million in 2000 to $8.9 million in 2001. The increase was due mainly to additional leasing from recently completed condo-hotel properties at Copper, Stratton and Snowshoe. Operating profit from rental properties increased from $3.3 million in 2000 to $4.5 million in 2001, in line with the increase in rental revenue.

REVIEW OF CORPORATE OPERATIONS

  INTEREST AND OTHER INCOME

     Interest and other income was $3.5 million in 2001, down from $12.4 million in 2000. During 2000 the Company sold its investment in a property management business in Whistler Blackcomb and recorded a gross gain of $5.2 million. The Company's investment in Compagnie des Alpes generated $2.8 million of earnings in 2001 compared with $2.3 million in 2000. Revenue and EBITDA increased 7.0% and 13.9%, respectively, at Compagnie des Alpes' resorts in 2001.

  INTEREST COSTS

     Interest expense increased 26.4% from $35.2 million in 2000 to $44.5 million in 2001. Interest on the acquisitions and capital expenditures made at the resorts during 2000 and 2001 accounted for approximately $8 million of the increase and interest on rental properties completed during the year added a further $1 million.

     The Company incurred total interest costs (including financing fees and amortization of deferred financing costs) of $89.1 million in 2001 compared with $66.4 million in 2000. The increase in interest expense, discussed above, accounts for $9.3 million of the additional cost. The balance of the increase was due to real estate development activity, as the number of units under construction increased from approximately 1,500 at June 30, 2000 to approximately 2,000 at June 30, 2001. In total, $43.3 million of interest was capitalized to properties, $13.6 million of which was subsequently expensed in the year the properties were closed.

  DEPRECIATION AND AMORTIZATION

     Depreciation and amortization expense increased from $51.4 million in 2000 to $57.9 million in 2001. The increase was due mainly to depreciation of capital expenditures made at the resorts during 2001. The annual rate of growth of depreciation and amortization has slowed from an average of 47.3% during 1996 to 1999, to 27.9% in 2000 to 12.7% in 2001 as spending on acquisitions and capital expenditures has declined. Capital expenditures are planned to decline by 20-25% in 2002 and 2003 and as a result the growth in depreciation and amortization will continue to flatten out in the future.

  GENERAL AND ADMINISTRATIVE COSTS

     All general and administrative costs incurred by the resorts are included in ski and resort operation expenses. Similarly, general and administrative costs incurred in the development of real estate are initially capitalized to properties, and then expensed to real estate costs in the period when the properties are closed. Corporate general and administrative costs, which mainly comprise certain executive employee costs, public company costs, audit and legal fees, head office occupancy costs and capital taxes are disclosed as a separate line in the statement of operations. The breakdown of general and administrative costs for 2001 and 2000 was as follows:

                                                         2001        PROPORTION       2000        PROPORTION
                                                      -----------    ----------    -----------    ----------
                                                      ($MILLIONS)       (%)        ($MILLIONS)       (%)
Corporate G&A costs.................................     $ 9.8          11.0          $ 8.0           9.9
G&A expenses of ski and resort operation business...      54.2          61.0           52.3          64.8
Previously capitalized G&A costs expensed in real
  estate cost of sales..............................       8.8           9.9            6.3           7.8
                                                         -----         -----          -----         -----
Total G&A costs expensed during the year............      72.8          81.9           66.6          82.5
Net G&A costs of real estate business capitalized to
  properties........................................      16.1          18.1           14.1          17.5
                                                         -----         -----          -----         -----
Total G&A costs incurred during the year............     $88.9         100.0          $80.7         100.0
                                                         =====         =====          =====         =====

     The Company expensed approximately 82% of its total general and administrative costs in both 2000 and 2001. Corporate general and administrative costs increased from $8.0 million in 2000 to $9.8 million in 2001 due mainly to higher information technology expenses as the Company has enhanced its capability in this area and moved increasingly to centralize this function. As a percentage of revenues, corporate general and administrative costs increased marginally from 1.0% in 2000 to 1.1% in 2001. The Company continually reviews its overhead costs and has instituted procedures to reduce or eliminate costs where appropriate.

  INCOME TAXES

     The Company provided for income taxes of $10.0 million in 2001 compared with $15.4 million in 2000. This equates to an effective tax rate of 12.0% in 2001 down from 20.1% in 2000. The income tax provision for 2001 included a non-cash income tax recovery of $5.3 million related to a reduction in the recorded amount of the Company's future income tax liabilities due to income tax rate reductions announced in the October 2000 Canadian federal budget. Excluding this recovery, the effective tax rate in 2001 would have been 18.3%.

  NON-CONTROLLING INTEREST

     The Company has a 23% limited partner in the two partnerships that own Whistler Blackcomb and up to June 11, 2001 there was a 5% non-controlling interest in Sandestin. The results of all three entities are fully consolidated into the Company's financial statements with the outside partner's share of earnings shown as non-controlling interest. Non-controlling interest increased from $9.3 million in 2000 to $9.9 million in 2001. Approximately $1.2 million of the amount for 2000 related to the gain on sale of the property management business referred to above in "Interest and Other Income." Excluding the non-controlling interest's share of this gain, non-controlling interest increased by 22.2%, reflecting increased operations and real estate earnings at Whistler Blackcomb.

DISCONTINUED OPERATIONS

     The consolidated financial statements disclose the results of the Company's non-resort business as discontinued operations. The discontinued operations incurred a loss of $2.9 million in 2001 compared with a loss of $0.1 million in 2000. The loss for 2001 included a write-down of $1.8 million related to the Gateway Lands in Surrey, B.C. and reserves totaling $0.8 million in connection with three non-resort properties sold in prior years. The Gateway Lands were written down to their appraised value. The market for commercially zoned land in this part of metropolitan Vancouver has declined and the size of the site has made it difficult to attract potential purchasers.

     At June 30, 2001, the Company had $11.4 million of remaining non-resort assets, mainly comprising two properties -- the AirCare vehicle emission testing centers and the Gateway Lands -- and a receivable of $4.1 million related to an earlier sale of non-resort properties (see note 19 to the Consolidated Financial Statements). The Company's goal is to sell these assets during fiscal 2002. The liquidation of these remaining non-resort assets has no impact on the common shareholders. The net income or loss generated by the non-resort assets accrues to the holders of the non-resort preferred ("NRP") shares and the net cash flow from these assets can only be used to redeem NRP shares. During 2001 the Company used $3.8 million to redeem 2,170,000 NRP shares and a further $0.4 million to acquire 330,600 NRP shares under the Company's normal course issuer bid. The redemption price of NRP shares was fixed in November 1999 at Cdn.$2.65 per share. On the assumption of recovering book value on the remaining non-resort assets, the net asset value per share is expected to be distributed by way of redemption of all remaining NRP shares in the range of Cdn.$1.90 -- $2.00 per share. The Company currently expects to make the final redemption by July 1, 2002.

LIQUIDITY AND CAPITAL RESOURCES

  ANALYSIS OF CASH FLOWS

     Two years ago Intrawest announced that it would be moving from a more capital-intensive business plan to a less capital-intensive plan. By the end of fiscal 1999 the Company had assembled the network of resorts that satisfied many of its strategic objectives (i.e. critical mass, geographic diversification, platform for earnings growth) and future acquisitions were no longer a priority. At the same time significant expenditures had been made to upgrade and expand the facilities at the recently acquired resorts. In the five years from 1995 to 1999 the Company spent a total of $732.2 million on acquisitions and resort operation capital improvements. Fiscal 1999 was the high point in terms of spending on these items with $326.0 million. In fiscal 2000 and 2001 new investment in acquisitions and resort operation capital improvements decreased by 57.7% and 24.2%, respectively, from the year before in accordance with the Company's lower capital-intensive business plan. Further reductions in capital spending are expected in 2002 and future years.

     All the resorts that the Company acquired had significant real estate development potential. In addition, during this period, the Company was invited to develop real estate at a number of resorts that it did not own, including Keystone, Squaw Valley and Solitude. Generally the most capital-intensive period in the real estate business is two to four years after the initial acquisition of the resort when construction of the first major projects is taking place. Prior to this time a master plan must be prepared, development approvals secured, infrastructure work commenced and initial project marketing completed. In Intrawest's case, the high point for new investment in real estate development (measured as the difference between costs incurred on developing properties and costs recovered from sales of properties) is expected to be fiscal 2001 levels, when most of the resorts reached "steady state" production (i.e., construction of 100-200 units per year). In fiscal 2002 net new investment in real estate is expected to decline significantly from 2001 levels and in fiscal 2003 the recovery of costs from property sales is expected to exceed costs incurred on developing properties, making the real estate business significantly cash flow positive.

     The major sources and uses of cash in 2001 and 2000 were as follows:

                                                               2001      2000     CHANGE
                                                              ------    ------    ------
                                                                     ($MILLIONS)
Funds from continuing operations............................   126.9     116.7     10.2
Working capital for real estate developed for sale (see
  below)....................................................   (68.8)    (82.2)    13.4
Expenditures on acquisitions, resort operation improvements
  and other investments.....................................  (121.9)   (143.9)    22.0
                                                              ------    ------    -----
                                                               (63.8)   (109.4)    45.6
(Increase) decrease in other net assets.....................   (43.5)      1.0    (44.5)
                                                              ------    ------    -----
Net cash outflows before non-construction financing
  inflows...................................................  (107.3)   (108.4)     1.1
Net financing inflows excluding construction financing......   114.7     104.9      9.8
                                                              ------    ------    -----
Increase (decrease) in cash.................................     7.4      (3.5)    10.9
                                                              ======    ======    =====
Net new investment in real estate developed for sale........  (130.9)    (83.4)   (47.5)
Net proceeds from construction financing....................    62.1       1.2     60.9
                                                              ------    ------    -----
Working capital for real estate developed for sale..........   (68.8)    (82.2)    13.4
                                                              ======    ======    =====

     In 2001 $126.9 million of funds were provided by continuing operations compared with $116.7 million in 2000. Funds from continuing operations comprise income from continuing operations adjusted for non-cash items, such as depreciation and amortization and future income taxes. The components of, and year-over-year changes in, funds from continuing operations have been discussed earlier in the review of operations.

     Working capital for real estate is measured as the amount of net new investment in real estate not funded by construction loans. The Company considers construction financing low risk since it is fully covered by project pre-sales. In 2001 the net new investment in real estate was $130.9 million, up from $83.4 million in 2000, due to a ramp up in production from about 1,500 units at June 30, 2000 to about 2,000 units at June 30, 2001. A greater proportion of the net new investment in real estate was funded by construction financing in 2001 than in 2000. Net proceeds from construction financing (i.e., construction loan advances less construction loan repayments) were $62.1 million in 2001 compared with $1.2 million in 2000. This resulted in working capital for real estate development of $68.8 million in 2001, down from $82.2 million in 2000.

     Spending on acquisitions, resort operation capital improvements and other investments decreased from $143.9 million in 2000 to $121.9 million in 2001, in line with the Company's plan to reduce these types of expenditures. In 2001 the Company spent $11.0 million to acquire a marketing and sales organization for its real estate business and to buy-out the 5% non-controlling interest in Sandestin. Each year the Company spends $20-25 million on maintenance capital at its resorts. Spending on expansion capital is expected to continue to decrease from approximately $75 million in 2001 to $30-40 million by 2004.

     In 2001 other assets, net of payables and other liabilities, increased by $43.5 million whereas in 2000 they decreased by $1.0 million. Most of the change was due to an $8.3 million reduction in amounts payable and obligations to joint venture partners in 2001 compared with a $33.1 million increase in these items in 2000. In other words, $41.4 million more cash was used to settle payables and other liabilities in 2001 than in 2000.

     In total, these sources and uses of cash resulted in net cash outflows of $107.3 million in 2001, down from $108.4 million in 2000. In both years these cash outflows were funded by increases in non-construction loan bank and other indebtedness -- $114.7 million in 2001 and $104.9 million in 2000.

     Over the next three fiscal years the Company expects to generate significant free cash flow, for the following reasons.

     - Growth in ski and resort operation EBITDA as the villages are built out at the Company's resorts, changing the mix of customers, increasing revenues and driving higher margins.

     - Continuing decline in resort operation capital improvements from approximately $94 million in 2001 to $50-60 million by 2004.

     - Decrease in working capital for real estate development as the annual production of units flattens out and less is spent on infrastructure costs. The real estate business is expected to move from being a user of cash to being a significant generator of cash.

     The Company expects to use a portion of the free cash flow to expand some of its newer businesses, including the Resort Club and Resort Reservations, with the majority being used to pay down debt.

  ANALYSIS OF DEBT

     At June 30, 2001, total debt amounted to $1,010.0 million, an increase of $176.8 million from June 30, 2000. Most of the increase was used to fund real estate development activity, as the Company started new developments at Mountain Creek, Les Arcs and Lake Las Vegas and ramped up its production of units at other resorts. Project construction financing, which is fully covered by pre-sales, accounts for $67.6 million of the total increase in debt. In addition to specific project construction loans, approximately $62 million of the increase in general corporate debt was used to finance real estate development. In total, therefore, the increase in real estate development activity accounts for approximately $130 million or 74% of the increase in total debt. The balance of the increase in debt was mainly due to capital improvements at the resorts and investments in new businesses, such as Resort Reservations and Playground. In addition, the Resort Club factored its notes receivable during the year, resulting in a $20.3 million increase in debt.

     In March 2001 the Company issued $125 million of 10.5% senior unsecured debentures due 2010. The proceeds were principally used to repay the Company's revolving credit facility. Since December 1997 the Company has issued $546.1 million of unsecured debentures in the public market. At year end this type of long-term, unsecured, fixed-rate financing constituted 55.8% of total debt.

     At June 30, 2001, 33.9% of total debt bore interest at floating rates, down from 35.5% at June 30, 2000. Intrawest has developed a hedging policy to manage its interest rate risk. Interim financing for real estate construction is normally arranged on a floating rate basis. Since the Company pre-sells its projects and mainly develops wood-frame buildings with a construction period of 12 to 24 months, exposure to higher interest rates on construction financing is not significant. Debt on defined income-stream properties (for example, commercial rental properties) is normally arranged on a longer-term, fixed-rate basis with the objective of matching the financing with the duration characteristics of the property. It is also the Company's policy to fix the interest on at least 50% of its general corporate and ski and resort operation debt, although a lower proportion may be hedged temporarily in anticipation of a refinancing. At June 30, 2001, 75% of such debt bore interest at floating rates and a portion of this debt is expected to be refinanced in the short-term. A 1% change in the rate of interest on this debt would impact annual earnings by approximately $1.5 million before income taxes.

     The Company has a $200 million corporate credit facility, of which $31.8 million was drawn at June 30, 2001. In addition, several of the Company's resorts have lines of credit aggregating approximately $25 million that were undrawn at year end. These credit facilities are available to fund seasonal cash requirements and capital expenditures at the resorts, real estate development activity and for general corporate purposes. In addition, the Company has three revolving credit facilities totaling approximately $200 million available for real estate construction. At June 30, 2001, $92.8 million was drawn under these facilities. Since two of these facilities, for $150 million, operate under a maximum outstanding basis (i.e., the amount drawn cannot exceed $150 million) and since the timing of individual project draws and repayments is staggered, these three facilities are sufficient to finance construction of projects with a cost to complete significantly more than $200 million. The Company believes that its existing credit facilities, combined with cash on hand and internally generated cash flow, are adequate to finance all its normal operating needs.

BUSINESS RISKS

     Intrawest is subject to various risks and uncertainties that can cause volatility in its earnings. The Company's resort operations and resort real estate businesses are managed to deal with risks that are common to most companies, i.e. the risks of severe economic downturn, competition and currency fluctuations, and the more industry-specific risks of unfavorable weather conditions, seasonality of operations and construction overruns.

  ECONOMIC DOWNTURN

     A severe economic downturn could reduce spending on resort vacations and weaken sales of recreational real estate. Although leisure and travel are discretionary activities that one might expect to be impacted by a significant economic slowdown, Intrawest's operating results have historically not shown this to be the case. Since the Company acquired Blackcomb in 1986, cash flow has increased every year at that resort despite widely varying economic conditions. Blackcomb, as well as Intrawest's other resorts, attracts customers who have incomes well above the national average and are therefore less likely to have their vacation plans impacted by an economic recession. In addition, Intrawest's resorts draw their visitors from a wide variety of locations and this diversity shelters these resorts somewhat from regional economic conditions. Approximately 80-85% of visits arrive at the Company's resorts by car, so the impact of the cost of airline travel is somewhat muted.

     Real estate developers face two major risks from an economic downturn: land risk and completed inventory risk. Land risk arises when land is purchased with debt and economic conditions deteriorate resulting in higher holding costs and reduced profitability, or worse, loan defaults and foreclosure. Intrawest has reduced its land risk by generally acquiring land at low cost with the purchase of a resort or by securing land through options and joint ventures. Completed inventory risk arises when completed units cannot be sold and construction financing cannot be repaid. Often this risk arises because many developers are supplying units to the market and since Intrawest controls most of the supply at its resorts, this risk is reduced. The Company has also mitigated this risk by pre-selling a significant portion of its units prior to commencement of, and during, construction.

     At June 30, 2001, the Company had 144 completed units in its resort real estate inventory (representing 11.3% of the units delivered in 2001) and 75% of the approximately 2,000 resort units under construction on that date were pre-sold. Purchasers are required to make a significant non-refundable deposit (generally in the range of $50,000-$60,000) prior to construction commencement, which historically has ensured that rescissions have been kept at an extremely low level. In fact between 1996 and 2000 only 1% of the 3,288 units which were pre-sold at launches required re-marketing because the purchaser defaulted. Furthermore, the Company generally has sufficient pre-sales in place to cover its construction and other real estate debt by 1.5 to 2 times. In the event of a severe economic downturn in the real estate business, the Company could complete construction of its pre-sold units, transfer title to purchasers and repay all of its real estate financing.

  COMPETITION

     The mountain resort industry has significant barriers to entry (e.g. very high start-up costs, significant environmental hurdles) that prevent new resorts from being created. Competition therefore is essentially confined to existing resorts. Intrawest's resorts compete for destination visitors with other mountain resorts in Canada, the United States, Europe and Japan, and with other leisure industry companies, such as cruise lines. They also compete for day skiers with other ski areas within each resort's local market area. Skier visits in North America have been relatively flat over the past 10 years, which has increased competition between resort owners. The Company's strategy is to acquire resorts that have natural competitive advantages (e.g., in terms of location, vertical drop and quality of terrain) and to enhance those advantages by investing in capital improvements on the mountain. Since 1997 the Company has invested a total of $477.5 million in such capital improvements. The Company's principal strength compared with its industry competitors is its ability to combine expertise in resort operations and real estate development, particularly in building master-planned resort villages. Increasingly the village has become the dominant attraction in generating visits to a resort.

     The Company owns substantially all of the supply of developable land at the base of its resorts and hence competition in real estate is somewhat restricted. Expertise in all aspects of the development process, including resort master-planning, project design, construction, sales and marketing, and property management also gives the Company a distinct competitive advantage. In the resort club business, the Company has established a competitive position through its ownership of the mountain facilities, and by offering a high standard of accommodation and a flexible point-based system.

  CURRENCY FLUCTUATIONS

     Over the past several years the Company's Canadian resort operations have benefited from the lower Canadian dollar relative to the U.S. dollar, the Japanese yen and European currencies. This has made the price of a ski lift ticket at Intrawest's Canadian resorts 70% or less of the price at comparable U.S. resorts when denominated in the same currency. Along with accommodation and food and beverage costs, this has made vacationing in Canada more affordable for foreign visitors and it has encouraged Canadians to vacation at home. A significant shift in the value of the Canadian dollar, particularly against its U.S. counterpart, could impact earnings at Canadian resorts.

     Intrawest finances its U.S. assets with U.S. dollar debt and its Canadian assets with Canadian dollar debt. Generally the Company services its debt with revenue denominated in the same currency. In addition, cash flow generated by Canadian operations is generally retained in Canada and invested in expansion of Canadian assets. Similarly cash flow generated at the U.S. resorts is generally reinvested in the United States. Cross-border cash transactions and currency exchanges are kept to a minimum.

     Since Intrawest reports its earnings in U.S. dollars but its income is derived from both Canadian and U.S. sources, the Company is exposed to foreign currency exchange risk in its reported earnings. Revenues and expenses of the Company's Canadian operations will be impacted by changes in exchange rates when such operations are reported in U.S. dollars. The impact of Canadian/U.S. dollar exchange rate changes on the balance sheet are reflected in the foreign currency translation amount included in shareholders' equity and does not affect reported earnings.

  UNFAVORABLE WEATHER CONDITIONS

     The Company's ability to attract visitors to its resorts is influenced by weather conditions and the amount of snowfall during the ski season. Intrawest manages its exposure to unfavorable weather in three ways: by being geographically diversified, by seeking to build its visits as evenly as possible through the season and by investing in snowmaking.

     Geographically diversified companies like Intrawest can reduce the risk associated with a particular region's weather patterns. Every ski season since 1995, favorable and unfavorable weather conditions at different times across North America have offset one another, allowing the Company to come within 2% of its budgeted winter season ski and resort operations revenue on a same-resort basis. The more a resort can attract its visitors evenly through the season the less vulnerable it is to unfavorable weather at a particular time. Intrawest seeks to spread its visits by marketing to destination visitors who book in advance, stay several days and are less likely than day visitors to change their vacation plans, and by attempting to increase traffic mid-week and at non-peak times. Investing in snowmaking can also mitigate the impact of poor natural snow conditions. Snowmaking is particularly important in the East due to the number of competing resorts and less reliable snowfall. Intrawest has invested approximately $44 million in snowmaking at its resorts since 1997.

  SEASONALITY OF OPERATIONS

     Ski and resort operations are highly seasonal. In fiscal 2001 72% of the Company's ski and resort operations revenue was generated during the period from December to March. Furthermore during this period a significant portion of ski and resort operations revenue is generated on certain holidays, particularly Christmas/New Year, Presidents' Day and school spring breaks, and on weekends. Conversely, Sandestin's peak operating season occurs during the summer months, partially offsetting the seasonality of the mountain resorts. The Company's real estate operations tend to be somewhat seasonal as well, with construction primarily taking place during the summer and the majority of sales closing in the December to June period. This seasonality of operations impacts reported quarterly earnings. The operating results for any particular quarter are not necessarily indicative of the operating results for a subsequent quarter or for the full fiscal year. The Company has taken steps to smooth its revenue and earnings throughout the year by investing in four-season amenities (e.g., golf) and growing its summer and shoulder-season businesses. As a result of these initiatives, the proportion of ski and resort operations revenue earned outside the historically strong third fiscal quarter has increased to 45.6% in 2001 from 32.7% in 1997.

  CONSTRUCTION OVERRUNS

     Intrawest is not in the construction business but rather engages general contractors to construct its real estate projects. The Company's practice is to structure its construction contracts on a fixed-price basis so that cost overruns are at the contractor's risk. In addition construction contracts are priced only after the Company has completed full working drawings. The Company employs construction experts who oversee the general contractors and ensure that problems are properly and quickly resolved. The Company has also developed a comprehensive and sophisticated project reporting system, which helps to identify potential cost overruns early enough to permit corrective action.

OUTLOOK

     The Company remains firmly committed to the corporate strategy that it outlined last year, i.e. increasing returns on its existing asset base, leveraging expertise to grow its core and emerging businesses, and moving to a free cash flow position.

     Concerns over the economy and the tragic incidents of September 11 in New York and Washington have introduced greater uncertainty into the future. The Company is guardedly optimistic that its operations will not be significantly impacted by these factors, since:

     - The greatest percentage (80-85% depending on customer mix) of visits to the Company's resorts is "drive-to."

     - As was the experience during the Gulf War, many vacationers are likely to replace a planned vacation outside of North America with a vacation in Canada or the U.S.

     - The Company has a large, highly committed customer base comprising its season pass holders and real estate owners.

     - The Company has $385 million of pre-sold real estate due to close in 2002. Historically the default rate on pre-sold contracts has been only 1%.

     Meanwhile the fundamental factors underlying the Company's business remain positive. Demographic trends support strong growth in demand for recreational real estate, the continued weakness of the Canadian dollar should drive vacation spending to Canadian resorts and the loyalty and relative affluence of the Company's customer base should provide earnings stability. The Company continues to be confident that it will experience revenue and EBITDA growth in 2002.

QUARTERLY FINANCIAL SUMMARY

                                                2001                                2000
                                              QUARTERS                            QUARTERS
                                  --------------------------------    --------------------------------
                                   1ST      2ND      3RD      4TH      1ST      2ND      3RD      4TH
                                  -----    -----    -----    -----    -----    -----    -----    -----
                                           (IN MILLIONS OF DOLLARS EXCEPT PER SHARE AMOUNTS)
Total Revenue..................   129.9    207.0    339.0    246.9    125.7    145.2    305.6    234.0
Income (loss) from continuing
  operations...................    (3.2)    10.7     50.5      6.0     (3.2)     4.3     47.7      3.3
Results of discontinued
  operations...................     0.0      0.1     (0.1)    (2.9)     0.2     (0.2)     0.4     (0.6)
New income (loss)..............    (3.2)    10.8     49.9      3.1     (3.0)     4.1     48.1      2.7
Per common share:
  Income (loss) from continuing
     operations................   (0.07)    0.25     1.15     0.14    (0.07)    0.10     1.10     0.08
  Net income (loss)............   (0.07)    0.25     1.15     0.14    (0.07)    0.10     1.10     0.08

                             MARKET FOR SECURITIES

     The Common Shares of the Company are listed and traded on the New York Stock Exchange and The Toronto Stock Exchange (the "TSE"). The TSE is the principal market for the Common Shares. The NRP Shares are listed and traded on the TSE.

                        DIRECTORS AND EXECUTIVE OFFICERS

     The names and municipalities of residence of the directors and executive officers of the Company and their principal occupations are set forth below.

DIRECTORS

NAME AND MUNICIPALITY OF RESIDENCE        PRINCIPAL OCCUPATION                                   DIRECTOR SINCE
----------------------------------        --------------------                                   --------------
R. Thomas M. Allan(1)...................  Vice President, Corporate Investments of Trudell       1990
London, Ontario                           Medical Limited
Joe S. Houssian.........................  President and Chief Executive Officer of the           1976
West Vancouver, British Columbia          Company
Daniel O. Jarvis........................  Executive Vice President and Chief Financial           1989
Vancouver, British Columbia               Officer of the Company
David A. King(1)(2).....................  President of David King Corporation                    1990
Toronto, Ontario
Gordon H. MacDougall(2)(3)..............  Partner, CC&L Financial Services Group                 1990
West Vancouver, British Columbia
Paul M. Manheim(1)(3)...................  President of HAL Real Estate Investments, Inc.         1992
Mercer Island, Washington
Paul A. Novelly(2)......................  Chairman and Chief Executive Officer of Apex Oil       1997
St. Louis, Missouri                       Company, Inc.
Gary L. Raymond.........................  President, Resort Development Group of the Company     1998
Whistler, British Columbia
Bernard A. Roy(3).......................  Senior partner, Ogilvy Renault                         1992
Montreal, Quebec
Khaled C. Sifri(1)......................  Managing partner, Hadef Al-Dhahiri & Associates        1990
Dubai, United Arab Emirates
Hugh R. Smythe..........................  President, Resort Operations Group                     1993
Whistler, British Columbia                of the Company
Nicholas C.H. Villiers(2)...............  Vice President and Director of                         1990
London, England                           RBC Dominion Securities Inc.

------------
(1) Member of the Audit Committee.
(2) Member of the Corporate Governance Committee.
(3) Member of the Human Resources Committee.

     The Company does not have an Executive Committee and is required to have an Audit Committee. Each director will serve as a director until the next annual general meeting or until his successor is elected or appointed.

EXECUTIVE OFFICERS

NAME AND MUNICIPALITY OF RESIDENCE               PRINCIPAL OCCUPATION
----------------------------------               --------------------
James J. Gibbons...............................  President, Resort Club Group
West Vancouver, British Columbia
Joe S. Houssian................................  President and Chief Executive Officer
West Vancouver, British Columbia
Daniel O. Jarvis...............................  Executive Vice President and Chief Financial
Vancouver, British Columbia                      Officer

NAME AND MUNICIPALITY OF RESIDENCE               PRINCIPAL OCCUPATION
----------------------------------               --------------------
Gary L. Raymond................................  President, Resort Development Group
Whistler, British Columbia
Hugh R. Smythe.................................  President, Resort Operations Group
Whistler, British Columbia

     As at June 30, 2001, the directors and senior officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, 2.8% of the outstanding Common Shares of the Company (including Common Shares beneficially owned by a company the shares of which are owned by companies of which a director and executive officer and his spouse are the shareholders, and in respect of which such director and executive officer disclaims beneficial ownership, and Common Shares over which a director shares voting power and investment power and in respect of which such director disclaims beneficial ownership).

     During the past five years, each of the directors and officers of the Company has been associated in various capacities with Intrawest or the company or organization indicated opposite his name in the tables above or with affiliates thereof, except for Mr. Allan who prior to August 2001 was Executive Vice-President, Corporate Investments of London Life Insurance Company and Mr. Sifri who was Vice President, Legal Affairs of Majid Al Futtaim Investments LLC from May 1997 to January 1999 and, prior thereto, was president of PolyMore Circuit Technologies, L.P.

                             ADDITIONAL INFORMATION

     The Company shall provide to any person or company, upon request to the Corporate Secretary of the Company:

     (a) when the securities of the Company are in the course of a distribution under a short form prospectus or a preliminary short form prospectus:

          (i) one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

          (ii) one copy of the comparative consolidated financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company for any period subsequent to the Company's most recently completed financial year;

          (iii) one copy of the Information Circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors; and

          (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under
                (i) to (iii) above; or

     (b)  at any other time, one copy of any of the documents referred to in
          (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

     Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company's comparative consolidated financial statements for its most recently completed financial year.

     Copies of these documents may be obtained upon request from the Corporate Secretary of the Company, Suite 800, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

                  AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

                             INTRAWEST CORPORATION
                       YEARS ENDED JUNE 30, 2001 AND 2000

                      AUDITORS' REPORT TO THE SHAREHOLDERS

     We have audited the consolidated balance sheets of Intrawest Corporation as at June 30, 2001 and 2000 and the consolidated statements of operations, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

     Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the two-year period ended June 30, 2001 and total assets, liabilities and shareholders' equity as at June 30, 2001 and 2000 to the extent summarized in note 21 to the consolidated financial statements.

Vancouver, British Columbia                                    (signed) KPMG LLP
August 31, 2001                                            Chartered Accountants

                             INTRAWEST CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 FOR THE YEARS ENDED
                                                                       JUNE 30
                                                              --------------------------
                                                                 2001           2000
                                                              -----------    -----------
                                                                   (IN THOUSANDS OF
                                                                UNITED STATES DOLLARS,
                                                              EXCEPT PER SHARE AMOUNTS)
Revenue:
  Ski and resort operations.................................    $492,202       $447,350
  Real estate sales.........................................     415,336        341,455
  Rental properties.........................................       8,935          6,905
  Interest and other income.................................       3,547         12,449
  Income from equity accounted investment...................       2,790          2,333
                                                                --------       --------
                                                                 922,810        810,492
Expenses:
  Ski and resort operations.................................     383,864        353,662
  Real estate costs.........................................     338,856        281,845
  Rental properties.........................................       4,426          3,641
  Interest (note 16)........................................      44,490         35,217
  Depreciation and amortization.............................      57,934         51,399
  General and administrative................................       9,793          7,985
                                                                --------       --------
                                                                 839,363        733,749
                                                                --------       --------
Income before undernoted....................................      83,447         76,743
Provision for income taxes (note 13)........................      10,014         15,394
                                                                --------       --------
Income before non-controlling interest and discontinued
  operations................................................      73,433         61,349
Non-controlling interest....................................       9,904          9,258
                                                                --------       --------
Income from continuing operations...........................      63,529         52,091
Results of discontinued operations (note 4).................      (2,942)           (99)
                                                                --------       --------
Net income..................................................    $ 60,587       $ 51,992
                                                                ========       ========
Income per common share:
  Income from continuing operations.........................    $   1.45       $   1.20
  Net income................................................        1.45           1.20
                                                                ========       ========
Weighted average number of common shares outstanding (in
  thousands)................................................      43,665         43,362
                                                                ========       ========

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                      JUNE 30
                                                              ------------------------
                                                                 2001          2000
                                                              ----------    ----------
                                                                  (IN THOUSANDS OF
                                                               UNITED STATES DOLLARS)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $   86,430    $   78,985
  Amounts receivable (note 7)...............................      82,536        72,233
  Other assets (note 8(a))..................................     105,545        78,966
  Properties (note 6):
     Resort.................................................     329,177       254,801
     Discontinued operations................................      --               103
  Future income taxes (note 13).............................       4,168         4,445
                                                              ----------    ----------
                                                                 607,856       489,533
Ski and resort operations (note 5)..........................     813,741       784,725
Properties (note 6):
  Resort....................................................     371,451       314,481
  Discontinued operations...................................       7,080         9,521
                                                              ----------    ----------
                                                                 378,531       324,002
Amounts receivable (note 7).................................      50,416        35,262
Other assets (note 8(b))....................................      86,640        67,999
Goodwill....................................................      19,128        15,834
                                                              ----------    ----------
                                                              $1,956,312    $1,717,355
                                                              ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Amounts payable...........................................  $  146,464    $  146,648
  Deferred revenue (note 10)................................      81,537        70,832
  Bank and other indebtedness, current portion (note 9):
     Resort.................................................     201,558       158,144
     Discontinued operations................................          82            84
                                                              ----------    ----------
                                                                 429,641       375,708
Bank and other indebtedness (note 9):
  Resort....................................................     804,991       670,539
  Discontinued operations...................................       3,363         4,394
                                                              ----------    ----------
                                                                 808,354       674,933
Due to joint venture partners (note 14).....................       8,818        16,963
Deferred revenue (note 10)..................................      26,750        26,974
Future income taxes (note 13)...............................      83,771        82,522
Non-controlling interest in subsidiaries....................      30,616        28,983
                                                              ----------    ----------
                                                               1,387,950     1,206,083
Shareholders' equity:
  Capital stock (note 12)...................................     414,220       413,719
  Retained earnings.........................................     187,922       131,953
  Foreign currency translation adjustment...................     (33,780)      (34,400)
                                                              ----------    ----------
                                                                 568,362       511,272
                                                              ----------    ----------
                                                              $1,956,312    $1,717,355
                                                              ==========    ==========
Contingencies and commitments (note 15)

Approved on behalf of the Board:

           (signed) JOE S. HOUSSIAN                        (signed) R. THOMAS M. ALLAN
                   Director                                         Director

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                                                               FOR THE YEARS ENDED
                                                                     JUNE 30
                                                              ----------------------
                                                                2001         2000
                                                              ---------    ---------
                                                                 (IN THOUSANDS OF
                                                              UNITED STATES DOLLARS)
Retained earnings, beginning of year........................  $131,953     $ 77,088
Net income..................................................    60,587       51,992
Reduction in redemption price of non-resort preferred shares
  (note 12(a))..............................................     --           7,588
Dividends...................................................    (4,618)      (4,715)
                                                              --------     --------
Retained earnings, end of year..............................  $187,922     $131,953
                                                              ========     ========

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               FOR THE YEARS ENDED
                                                                     JUNE 30
                                                              ----------------------
                                                                2001         2000
                                                              ---------    ---------
                                                                 (IN THOUSANDS OF
                                                              UNITED STATES DOLLARS)
Cash provided by (used in):
Operations:
  Income from continuing operations.........................  $  63,529    $  52,091
  Items not affecting cash:
     Depreciation and amortization..........................     57,934       51,399
     Future income taxes....................................      1,027       12,109
     Income from equity accounted investment................     (2,790)      (2,333)
     Gain on asset disposals, net of write-offs.............     (2,671)      (5,777)
     Non-controlling interest...............................      9,904        9,258
                                                              ---------    ---------
  Funds from continuing operations..........................    126,933      116,747
  Recovery of costs through real estate sales...............    338,856      281,845
  Acquisition and development of properties held for sale...   (469,816)    (365,249)
  Increase in amounts receivable, net.......................    (13,670)      (8,890)
  Changes in non-cash operating working capital (note 20)...    (29,948)      34,385
                                                              ---------    ---------
  Cash provided by continuing operating activities..........    (47,645)      58,838
  Cash provided by discontinued operations (note 4).........      2,323       10,699
                                                              ---------    ---------
                                                                (45,322)      69,537
Financing:
  Proceeds from bank and other borrowings...................    994,902      341,373
  Repayments on bank and other borrowings...................   (810,337)    (244,285)
  Issue of common shares for cash, net of issuance costs....      4,467        1,007
  Redemption and repurchase of non-resort preferred
     shares.................................................     (3,966)     (19,273)
  Dividends paid............................................     (4,618)      (4,715)
  Distributions to non-controlling interests................     (5,773)      (3,234)
                                                              ---------    ---------
                                                                174,675       70,873
Investments:
  Expenditures on:
     Revenue-producing properties...........................     (5,642)       1,315
     Ski and resort operation assets........................    (93,986)    (119,133)
     Other assets...........................................    (19,545)     (11,026)
     Business acquisitions, net of cash acquired of $498
      (2000 -- $207)........................................    (10,951)     (19,281)
  Proceeds from asset disposals.............................      8,216        4,243
                                                              ---------    ---------
                                                               (121,908)    (143,882)
                                                              ---------    ---------
Increase (decrease) in cash and cash equivalents............      7,445       (3,472)
Cash and cash equivalents, beginning of year................     78,985       82,457
                                                              ---------    ---------
Cash and cash equivalents, end of year......................  $  86,430    $  78,985
                                                              =========    =========

Supplementary information (note 20)

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000
    (tabular amounts in thousands of United States dollars, unless otherwise indicated)

1.  OPERATIONS:

    Intrawest Corporation is incorporated under the Company Act (British Columbia) and, through its subsidiaries, is engaged in the development and operation of mountain and golf resorts principally throughout North America.

2.  SIGNIFICANT ACCOUNTING POLICIES:

    (a)  BASIS OF PRESENTATION:

         The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada as prescribed by The Canadian Institute of Chartered Accountants ("CICA"). Information regarding United States generally accepted accounting principles as it affects the Company's consolidated financial statements is presented in note 21.

    (b)  PRINCIPLES OF CONSOLIDATION:

         The consolidated financial statements include:

         (i)  the accounts of the Company and its subsidiaries;

         (ii) the accounts of all incorporated and unincorporated joint ventures, including non-controlled partnerships, to the extent of the Company's interest in their respective assets, liabilities, revenues and expenses.

         The Company's principal subsidiaries and joint ventures are as follows:

                                                                       PERCENTAGE INTEREST
                                                                             HELD BY
         SUBSIDIARIES                                                      THE COMPANY
         ------------                                                  -------------------
         Blackcomb Skiing Enterprises Limited Partnership............           77%
         Whistler Mountain Resort Limited Partnership................           77%
         Mont Tremblant Resorts and Company, Limited Partnership.....          100%
         IW Resorts Limited Partnership..............................          100%
         Swaneset Bay Golf Course Ltd. (note 3)......................          100%
         Intrawest Resort Ownership Corporation......................          100%
         Playground Real Estate Inc. (note 3)........................          100%
         The Stratton Corporation....................................          100%
         Snowshoe Resort, Inc........................................          100%
         Copper Mountain, Inc........................................          100%
         Mountain Creek Resort, Inc..................................          100%
         Intrawest Retail Group, Inc.................................          100%
         Intrawest Sandestin Company, L.L.C. (note 3)................          100%
         Intrawest Golf Holdings, Inc................................          100%
         Intrawest/Lodestar Limited Partnership (note 3).............          100%
         Mt. Tremblant Reservations Inc..............................          100%
         Whistler Blackcomb Resorts Inc..............................          100%

                                                                       PERCENTAGE INTEREST
                                                                             HELD BY
         JOINT VENTURES AND NON-CONTROLLED PARTNERSHIPS (NOTE 14)          THE COMPANY
         --------------------------------------------------------      -------------------
         Alpine Helicopters Ltd......................................           45%
         Blue Mountain Resorts Limited...............................           50%
         Chateau M.T. Inc............................................           50%
         Mammoth Mountain Ski Area...................................         59.5%
         Keystone/Intrawest L.L.C....................................           50%
         Intrawest/Lodestar Golf Limited Partnership.................         73.7%
         Resort Ventures Limited Partnership.........................           50%
         Blue River Land Company L.L.C...............................           50%

      All significant intercompany balances and transactions have been eliminated.

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000
    (tabular amounts in thousands of United States dollars, unless otherwise indicated)

    (c)  ACCOUNTING FOR INVESTMENTS:

         The Company accounts for investments in which it is able to exercise significant influence in accordance with the equity method. Under the equity method, the original cost of the shares is adjusted for the Company's share of post-acquisition earnings or losses, less dividends.

    (d)  MEASUREMENT UNCERTAINTY:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         The significant areas requiring management estimates include useful lives for depreciation, the impairment of ski and resort operations and properties, and the recoverability of amounts receivable.

    (e)  CASH EQUIVALENTS:

         The Company considers all highly liquid investments with terms to maturity of three months or less when acquired to be cash equivalents.

    (f)  PROPERTIES:

         (i)  Properties under development and held for sale:

              Properties under development and held for sale are recorded at the lower of cost and net realizable value. Cost includes all expenditures incurred in connection with the acquisition, development and construction of these properties. These expenditures consist of all direct costs, interest on specific debt, interest on that portion of total costs financed by the Company's pooled debt, and general and administrative expenses. Incidental operations related specifically to properties under development are treated as an increase in or a reduction of costs.

              Costs associated with the development of sales locations of the vacation ownership business, including operating and general and administrative costs incurred until a location is fully operational, are capitalized. Incidental operations related specifically to a location are treated as an increase in or a reduction of costs during the start-up period. These net costs are amortized on a straight-line basis over seven years.

              The Company provides for write-downs where the carrying value of a particular property exceeds its net realizable value.

         (ii) Revenue-producing properties:

              Revenue-producing properties are stated at the lower of cost, net of accumulated depreciation, and net recoverable amount. Buildings are depreciated using the declining balance method at annual rates of 3.3% to 5%. Leasehold improvements and other tenant inducements are amortized using the straight-line method over the lease term. Furniture and equipment are depreciated on a declining balance basis at 20% per annum.

        (iii) Classification:

              Properties that are currently under development for sale and properties available for sale are classified as current assets. Related bank and other indebtedness is classified as a current liability.

    (g)  SKI AND RESORT OPERATIONS:

         The ski and resort operation assets are stated at cost less accumulated depreciation. Costs of ski lifts, area improvements and buildings are capitalized. Certain buildings, area improvements and equipment are located on leased or licensed land. Depreciation is provided over the estimated useful lives of each asset category using the declining balance method at annual rates as follows:

         Buildings...................................................    3.3% to 5.0%
         Ski lifts...................................................    5.0% to 8.0%
         Golf courses................................................    2.0% to 3.3%
         Area improvements...........................................    2.0% to 3.3%
         Automotive, helicopters and other equipment.................  10.0% to 50.0%
         Leased vehicles.............................................  20.0% to 25.0%

         Inventories are recorded at the lower of cost and net realizable value, and consist primarily of retail goods, food and beverage products, and mountain operating supplies.

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000
    (tabular amounts in thousands of United States dollars, unless otherwise indicated)

    (h)  ADMINISTRATIVE FURNITURE, COMPUTER EQUIPMENT, SOFTWARE AND LEASEHOLD
         IMPROVEMENTS:

         Administrative furniture, computer equipment and software are stated at cost less accumulated depreciation. Depreciation is provided using the declining balance method at annual rates of 20% and 30%, respectively.

         Leasehold improvements are stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the lease term.

    (i)  DEFERRED FINANCING COSTS:

         Deferred financing costs consist of legal and other fees directly related to the debt financing of the Company's ski and resort operations. These costs are amortized to interest expense over the term of the related financing.

    (j)  GOODWILL:

         Goodwill is amortized on the straight-line basis over a period of 3 to 20 years based on the nature of the acquired business. In determining whether there is a permanent impairment in value, recoverability is based on undiscounted estimated future cash flows.

    (k)  DEFERRED REVENUE:

         Deferred revenue mainly comprises real estate deposits, season pass revenue, golf club initiation deposits, government grants and the exchange gains arising on the translation of long-term monetary items that are denominated in foreign currencies (note 2(o)). Deferred revenue which relates to the sale of season passes is recognized throughout the season based on the number of skier visits. Deferred revenue which relates to golf club initiation deposits is recognized on a straight-line basis over the estimated membership terms. Deferred revenue which relates to government grants for ski and resort operation assets is recognized on the same basis as the related assets are amortized. Deferred revenue which relates to government grants for properties under development is recognized as the properties are sold.

    (l)  GOVERNMENT ASSISTANCE:

         The Company periodically applies for financial assistance under available government incentive programs. Non-repayable government assistance relating to capital expenditures is reflected as a reduction of the cost of such assets.

    (m)  REVENUE RECOGNITION:

         (i) Ski and resort operation revenue is recognized as the service is provided.

         (ii) Revenue from the sale of properties is recorded when title to the completed unit is conveyed to the purchaser and the purchaser becomes entitled to occupancy.

        (iii) Points revenue associated with membership in the vacation ownership business of Club Intrawest (which revenue is included in real estate sales) is recognized when the purchaser has paid the amount due on closing, all contract documentation has been executed and all other significant conditions of sale are met.

         (iv) Revenue from revenue-producing properties is recognized upon the earlier of attaining break-even cash flow after debt servicing or the expiration of a reasonable period of time following substantial completion. Prior to this time, the properties are categorized as properties under development, and incidental operations related to such properties are applied to development costs.

    (n)  FUTURE INCOME TAXES:

         The Company follows the asset and liability method of accounting for income taxes.

         Under such method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

         Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. To the extent that it is not considered to be more likely than not that a future income tax asset will be realized, a valuation allowance is provided.

    (o)  FOREIGN CURRENCY TRANSLATION:

         These consolidated financial statements are presented in U.S. dollars. The majority of the Company's operations are located in the United States and are conducted in U.S. dollars. The Company's Canadian operations use the Canadian dollar as their functional currency. The Canadian entities' financial statements have been translated into U.S. dollars using the exchange rate in effect at the

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000
    (tabular amounts in thousands of United States dollars, unless otherwise indicated)

         balance sheet date for asset and liability amounts and at the average rate for the period for amounts included in the determination of income.

         Cumulative unrealized gains or losses arising from the translation of the assets and liabilities of these operations are recorded as foreign currency translation adjustment, a separate component of shareholders' equity.

         Exchange gains or losses arising on the translation of long-term monetary items that are denominated in foreign currencies to the applicable currency of measurement are deferred and amortized on a straight-line basis over the remaining terms of the related monetary item. Other exchange gains or losses are included in income as realized.

         The actual exchange rates used for translation purposes were as follows:

                                                                        2001      2000
                                                                       ------    ------
         Canadian dollar to U.S. dollar exchange rates
           At June 30................................................  1.5140    1.4806
           Average during year.......................................  1.5192    1.4731
                                                                       ======    ======

    (p)  PER SHARE CALCULATIONS:

         Income per common share has been calculated using the weighted average number of common shares outstanding during the year. Fully diluted per common share amounts have not been presented as the effect of outstanding options is not materially dilutive.

    (q)  FUNDS FROM CONTINUING OPERATIONS:

         Funds from continuing operations is computed as income from continuing operations adjusted for future income taxes, depreciation and amortization of capital items, non-controlling interest, income from equity accounted investment and other non-cash items. Funds from continuing operations is different from cash flow from continuing operating activities since it excludes the cash provided by or used for non-cash operating working capital accounts such as real estate inventory, amounts receivable and amounts payable.

    (r)  STOCK OPTIONS:

         The Company has a stock option plan as described in note 12(c). No compensation expense is recognized when shares or stock options are issued. Any consideration paid on the exercise of options or purchase of shares is credited to capital stock.

    (s)  EMPLOYEE FUTURE BENEFITS:

         The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets as the underlying services are provided.

    (t)  COMPARATIVE FIGURES:

         Certain comparative figures for 2000 have been reclassified to conform with the financial presentation adopted in the current year.

3.  ACQUISITIONS:

    During the year ended June 30, 2001, the Company completed the following acquisitions, each of which was accounted for by the purchase method with effect from the date of acquisition:

    (a) Effective November 15, 2000, the Company acquired the shares of Sapera Real Estate Group (subsequently name changed to Playground Real Estate Inc.). The purchase price of the shares acquired was $6,699,000 of which $5,299,000 was assigned to goodwill and the remainder to working capital. The acquisition was financed primarily through bank indebtedness.

    (b) On June 11, 2001, the Company acquired the 5% non-controlling interest in the resort operation and real estate assets of Intrawest/Sandestin Company, L.L.C. for cash consideration of $4,750,000.

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000
    (tabular amounts in thousands of United States dollars, unless otherwise indicated)

    During the year ended June 30, 2000, the Company completed the following acquisitions, each of which was accounted for by the purchase method with effect from the date of acquisition:

    (a) On January 17, 2000, the Company acquired the assets of Swaneset Bay Resort & Country Club ("Swaneset"), including two golf courses and developable real estate in British Columbia. The purchase price of the assets acquired was as follows:

         Net assets acquired at assigned values:
           Ski and resort operations.................................  $ 9,486
           Property under development................................    5,348
           Net working capital.......................................      263
           Other amounts.............................................      648
           Assumption of debt........................................   (4,253)
                                                                       -------
                                                                        11,492
           Cash......................................................      207
                                                                       -------
                                                                       $11,699
                                                                       =======
         Financed by:
           Cash......................................................  $ 5,988
           Bank and other indebtedness...............................    5,711
                                                                       -------
                                                                       $11,699
                                                                       =======

    (b) In November 1999 the Company increased its interest in Intrawest/Lodestar Limited Partnership ("Lodestar") in California from 60% to 100% through the acquisition of the other partner's interest for cash consideration of $13,500,000. Effective from November 1, 1999, the Company has consolidated the results of Lodestar with the operations of the Company. Prior to this date the operations were proportionately consolidated as the partners shared joint control. The net assets acquired at assigned values consisted primarily of land and properties under development.

4.  DISCONTINUED OPERATIONS:

    For reporting purposes, the results of operations and cash flow from operating activities of the non-resort real estate business have been disclosed separately from those of continuing operations for the periods presented.

    The results of discontinued operations are as follows:

                                                                   2001       2000
                                                                  -------    -------
    Revenue.....................................................  $ 1,209    $13,148
                                                                  =======    =======
    Loss before current income taxes............................  $(2,805)   $   (99)
    Provision for current income taxes..........................      137      --
                                                                  -------    -------
    Loss from discontinued operations...........................  $(2,942)   $   (99)
                                                                  =======    =======

    Assets and liabilities presented in the consolidated balance sheets include the following assets and liabilities of discontinued operations:

                                                                   2001       2000
                                                                  -------    -------
    Current assets:
      Properties................................................  $ --       $   103
      Other non-cash current assets.............................    4,126      2,845
    Properties..................................................    7,080      9,521
    Other non-current assets....................................      166      4,331
    Current liabilities.........................................     (900)      (602)
    Non-current liabilities.....................................   (3,258)    (4,317)

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000
    (tabular amounts in thousands of United States dollars, unless otherwise indicated)

    The cash flows from discontinued operations are as follows:

                                                                   2001        2000
                                                                  -------    --------
    Cash provided by (used in):
      Operations................................................  $ 2,323    $ 10,699
      Financing.................................................   (5,004)    (24,458)
      Investments...............................................      106       6,989
                                                                  -------    --------
    Decrease in cash and cash equivalents.......................  $(2,575)   $ (6,770)
                                                                  =======    ========

    The cash flow used for financing activities in fiscal 2001 includes a $3,788,000 (2000 -- $19,520,000) redemption of non-resort preferred ("NRP")
    shares (note 12(a)). The Company has the right to apply the net cash flow from the discontinued operations from January 1, 1997 to the redemption of NRP shares.

5.  SKI AND RESORT OPERATIONS:

                                                                                   2001
                                                                  --------------------------------------
                                                                                                  NET
                                                                                ACCUMULATED       BOOK
                                                                     COST       DEPRECIATION     VALUE
                                                                  ----------    ------------    --------
    Ski operations:
      Land......................................................  $   52,324      $ --          $ 52,324
      Buildings.................................................     231,189        39,994       191,195
      Ski lifts and area improvements...........................     392,668       101,459       291,209
      Automotive, helicopters and other equipment...............     106,901        59,904        46,997
      Leased vehicles...........................................       4,499         1,869         2,630
                                                                  ----------      --------      --------
                                                                     787,581       203,226       584,355
                                                                  ----------      --------      --------
    Resort operations:
      Land......................................................      21,711        --            21,711
      Buildings.................................................      52,834         8,280        44,554
      Golf courses..............................................     124,070        10,866       113,204
      Area improvements.........................................      65,320        15,403        49,917
                                                                  ----------      --------      --------
                                                                     263,935        34,549       229,386
                                                                  ----------      --------      --------
                                                                  $1,051,516      $237,775      $813,741
                                                                  ==========      ========      ========

                                                                                   2000
                                                                  --------------------------------------
                                                                                                  NET
                                                                                ACCUMULATED       BOOK
                                                                     COST       DEPRECIATION     VALUE
                                                                  ----------    ------------    --------
    Ski operations:
      Land......................................................  $   52,533      $ --          $ 52,533
      Buildings.................................................     204,796        34,666       170,130
      Ski lifts and area improvements...........................     379,323        83,532       295,791
      Automotive, helicopters and other equipment...............      98,067        60,355        37,712
      Leased vehicles...........................................       5,681         2,388         3,293
                                                                  ----------      --------      --------
                                                                     740,400       180,941       559,459
                                                                  ----------      --------      --------
    Resort operations:
      Land......................................................      21,579        --            21,579
      Buildings.................................................      54,680         7,051        47,629
      Golf courses..............................................     108,967         6,064       102,903
      Area improvements.........................................      64,700        11,545        53,155
                                                                  ----------      --------      --------
                                                                     249,926        24,660       225,266
                                                                  ----------      --------      --------
                                                                  $  990,326      $205,601      $784,725
                                                                  ==========      ========      ========

    The ski and resort operations have been pledged as security for certain of the Company's bank and other indebtedness (note 9).

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000
    (tabular amounts in thousands of United States dollars, unless otherwise indicated)

6.  PROPERTIES:

    Summary of properties:

                                                                    2001        2000
                                                                  --------    --------
    Properties under development and held for sale..............  $658,309    $542,747
    Revenue-producing properties................................    49,399      36,159
                                                                  --------    --------
                                                                  $707,708    $578,906
                                                                  ========    ========

    Properties are classified for balance sheet purposes as follows:

                                                                    2001        2000
                                                                  --------    --------
    Current assets:
      Resort....................................................  $329,177    $254,801
      Discontinued operations...................................     --            103
    Long-term assets:
      Resort....................................................   371,451     314,481
      Discontinued operations...................................     7,080       9,521
                                                                  --------    --------
                                                                  $707,708    $578,906
                                                                  ========    ========

    Cumulative costs capitalized to properties under development and held for sale:

                                                                    2001        2000
                                                                  --------    --------
    Properties under development and held for sale:
      Land and land development costs...........................  $178,773    $167,119
      Building development costs................................   368,242     298,415
      Interest..................................................    69,071      46,427
      Administrative............................................    42,223      30,786
                                                                  --------    --------
                                                                  $658,309    $542,747
                                                                  ========    ========

    Breakdown of revenue-producing properties:

                                                                                 2001
                                                                  ----------------------------------
                                                                                               NET
                                                                             ACCUMULATED      BOOK
                                                                   COST      DEPRECIATION     VALUE
                                                                  -------    ------------    -------
    Revenue-producing properties:
      Land......................................................  $ 5,816       $--          $ 5,816
      Buildings.................................................   49,211        7,337        41,874
      Leasehold improvements and equipment......................    3,007        1,298         1,709
                                                                  -------       ------       -------
                                                                  $58,034       $8,635       $49,399
                                                                  =======       ======       =======

                                                                                 2000
                                                                  ----------------------------------
                                                                                               NET
                                                                             ACCUMULATED      BOOK
                                                                   COST      DEPRECIATION     VALUE
                                                                  -------    ------------    -------
    Revenue-producing properties:
      Land......................................................  $ 6,062       $--          $ 6,062
      Buildings.................................................   33,472        5,478        27,994
      Leasehold improvements and equipment......................    3,410        1,307         2,103
                                                                  -------       ------       -------
                                                                  $42,944       $6,785       $36,159
                                                                  =======       ======       =======

    During the year ended June 30, 2001, the Company capitalized interest of $43,298,000 (2000 -- $30,004,000) (note 16), and administrative expenses of
    $24,895,000 (2000 -- $20,418,000) to properties.

    Properties have been pledged as security for certain of the Company's bank and other indebtedness (note 9).

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000
    (tabular amounts in thousands of United States dollars, unless otherwise indicated)

7.  AMOUNTS RECEIVABLE:

                                                                    2001        2000
                                                                  --------    --------
    Receivable from sales of real estate........................  $ 25,405    $ 19,672
    Ski and resort operation trade receivables..................    29,662      29,485
    Loans, mortgages and notes receivable (note 20).............    56,928      37,020
    Funded senior employee share purchase Plan (note 12(e)).....       460         560
    Other accounts receivable...................................    20,497      20,758
                                                                  --------    --------
                                                                   132,952     107,495
    Current portion.............................................    82,536      72,233
                                                                  --------    --------
                                                                  $ 50,416    $ 35,262
                                                                  ========    ========

    Receivables are due approximately as follows:

    Year ending June 30, 2002...................................  $ 82,536
                      2003......................................     7,102
                      2004......................................    10,013
                      2005......................................     2,769
                      2006......................................     2,659
          Subsequent to 2006....................................    27,873
                                                                  --------
                                                                  $132,952
                                                                  ========

    The loans, mortgages and notes receivable bear interest at both fixed and floating rates which averaged 11.86% per annum as at June 30, 2001 (2000 -- 11.69%). These amounts have been pledged as security for certain of the Company's bank and other indebtedness (note 9).

8.  OTHER ASSETS:

    (a)  CURRENT:

                                                                         2001       2000
                                                                       --------    -------
         Ski and resort operation inventories........................  $ 27,286    $23,828
         Restricted cash deposits....................................    62,155     41,952
         Prepaid expenses and other..................................    16,104     13,186
                                                                       --------    -------
                                                                       $105,545    $78,966
                                                                       ========    =======

    (b) LONG-TERM:

                                                                        2001       2000
                                                                       -------    -------
         Investment in Compagnie des Alpes, at equity................  $33,077    $30,741
         Deferred financing costs....................................   19,294     14,526
         Administrative furniture, computer equipment, software and leasehold improvements, net of accumulated depreciation of
           $10,291,000 (2000 -- $7,253,000)..........................   27,950     16,820
         Other.......................................................    6,319      5,912
                                                                       -------    -------
                                                                       $86,640    $67,999
                                                                       =======    =======

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000
    (tabular amounts in thousands of United States dollars, unless otherwise indicated)

9.  BANK AND OTHER INDEBTEDNESS:

    The Company has obtained financing for its ski and resort operations and properties from various financial institutions by pledging individual assets as security for such financing. Security for general corporate debt is provided by general security which includes a floating charge on the Company's assets and undertakings, fixed charges on real estate properties, and assignment of mortgages and notes receivable. The following table summarizes the primary security provided by the Company, where appropriate, and indicates the applicable type of financing, maturity dates and the weighted average interest rate at June 30, 2001:

                                                                                   WEIGHTED
                                                                   MATURITY         AVERAGE
                                                                     DATES       INTEREST RATE       2001         2000
                                                                  -----------    -------------    ----------    --------
    Ski and resort operations:
      Mortgages and bank loans..................................  Demand-2017        5.74%        $  200,121    $211,561
      Obligations under capital leases..........................    2002-2005        7.75%             5,694       3,771
                                                                                                  ----------    --------
                                                                                                     205,815     215,332
                                                                                                  ----------    --------
    Properties:
      Interim financing on properties under development and held
        for resale..............................................    2002-2017        7.36%           175,944     110,515
      Resort club notes receivable credit facilities............         2006        7.05%            21,399       1,094
      Mortgages on revenue-producing properties.................    2002-2015        7.99%            10,952      12,425
                                                                                                  ----------    --------
                                                                                                     208,295     124,034
                                                                                                  ----------    --------
    General corporate debt......................................         2002        5.93%            31,803      59,210
    Unsecured debentures........................................    2002-2010        9.61%           564,081     434,585
                                                                                                  ----------    --------
                                                                                                   1,009,994     833,161
    Current portion.............................................                                     201,640     158,228
                                                                                                  ----------    --------
                                                                                                  $  808,354    $674,933
                                                                                                  ==========    ========

    Principal repayments and the components related to either floating or fixed interest rates are as follows:

                                                                     INTEREST RATES
                                                                  --------------------      TOTAL
                                                                  FLOATING     FIXED      REPAYMENTS
                                                                  --------    --------    ----------
    Year ending June 30, 2002...................................  $180,654    $ 20,986    $  201,640
                         2003...................................   146,104     111,362       257,466
                         2004...................................     1,823      27,723        29,546
                         2005...................................       245      14,420        14,665
                         2006...................................     1,933       8,902        10,835
           Subsequent to 2006...................................    12,131     483,711       495,842
                                                                  --------    --------    ----------
                                                                  $342,890    $667,104    $1,009,994
                                                                  ========    ========    ==========

    The Company has entered into a swap agreement to fix the interest rate on a portion of its floating rate debt. The Company had $14,000,000 (2000 -- $26,262,000) of bank loans swapped against debt with a fixed interest rate ranging from 5.34% to 7.40% (2000 -- 5.34% to 7.40%) per annum.

    Bank and other indebtedness includes indebtedness in the amount of $342,206,000 (2000 -- $349,277,000) which is repayable in Canadian dollars of $518,100,000 (2000 -- $517,140,000).

    The Company is subject to certain covenants in respect of some of the bank and other indebtedness which require the Company to maintain certain financial ratios. The Company is in compliance with these covenants at June 30, 2001.

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000
    (tabular amounts in thousands of United States dollars, unless otherwise indicated)

10. DEFERRED REVENUE:

                                                                    2001       2000
                                                                  --------    -------
    Deposits on real estate sales...............................  $ 66,642    $51,200
    Government assistance (note 11).............................     4,974      8,917
    Exchange gains..............................................        14      3,309
    Golf club initiation deposits...............................    14,935     15,463
    Season pass revenue.........................................    12,864     11,236
    Other deferred amounts......................................     8,858      7,681
                                                                  --------    -------
                                                                   108,287     97,806
                                                                  --------    -------
    Current portion.............................................    81,537     70,832
                                                                  --------    -------
                                                                  $ 26,750    $26,974
                                                                  ========    =======

11. GOVERNMENT ASSISTANCE:

    The federal government and the Province of Quebec have granted financial assistance to the Company in the form of interest-free loans and grants for the construction of specified four-season tourist facilities at Mont Tremblant. The loans, which are fully advanced, totaled $9,445,000 and are repayable over 17 years starting in 2000. The grants, which will total $38,318,000 (2000 -- $37,156,000) when they are fully advanced, amounted to $21,005,000 at June 30, 2001 (2000 -- $18,925,000). During the year ended
    June 30, 2001, grants received of $6,268,000 (2000 -- $1,289,000) were credited as follows: $755,000 (2000 -- $359,000) to ski and resort operation assets and $5,513,000 (2000 -- $930,000) to properties.

12. CAPITAL STOCK:

    (a)  SHARE CAPITAL REORGANIZATION:

         Effective March 14, 1997, the Company completed a reorganization of its share capital designed to separate the remaining non-resort real estate assets from the rest of the Company's business. Under the reorganization, each existing common share was exchanged for one new common share and one non-resort preferred ("NRP") share. The new common shares have the same attributes as the old common shares.

         The NRP shares were initially recorded at a value of $64,305,000, net of costs (based on Cdn.$3.82 per share), equal to the book value of the net equity of the non-resort assets at December 31, 1996, and the value assigned to the common shares was reduced by the same amount. The Company expects that the non-resort assets will be disposed of in an orderly manner and the net cash flow from these assets distributed to the NRP shareholders, primarily by way of redemption of their shares as described in note 4. The amount ultimately realized by the Company and distributed to the NRP shareholders will be subject to prevailing real estate market conditions. As at June 30, 2001, the book value of the net equity of the remaining non-resort assets was $6,964,000 (2000 -- $14,206,000).

         In November 1999 shareholders of the Company passed a resolution reducing the redemption price of the NRP shares from Cdn.$3.82 to Cdn.$2.65 per share. As a result, the carrying value of the NRP shares was reduced by $7,588,000 and retained earnings was increased by the same amount.

    (b)  CAPITAL STOCK:

         The Company's capital stock comprises the following:

                                                                         2001        2000
                                                                       --------    --------
         Common shares...............................................  $400,262    $395,795
         NRP shares..................................................    13,958      17,924
                                                                       --------    --------
                                                                       $414,220    $413,719
                                                                       ========    ========

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000
    (tabular amounts in thousands of United States dollars, unless otherwise indicated)

         (i)   Common shares:

               Authorized:
                 200,000,000 without par value
               Issued:

                                                                           NUMBER OF                 NUMBER OF
                                                                             COMMON        2001        COMMON        2000
                                                                             SHARES       AMOUNT       SHARES       AMOUNT
                                                                           ----------    --------    ----------    --------
              Balance, beginning of year.................................  43,463,294    $395,795    43,254,386    $393,153
              Issued for cash under stock option plan....................    563,100        4,467      134,450        1,007
              Issued for settlement of bank and other indebtedness.......     --            --          74,458        1,236
              Future income tax adjustment...............................     --            --          --              399
                                                                           ----------    --------    ----------    --------
              Balance, end of year.......................................  44,026,394     400,262    43,463,294    $395,795
                                                                           ==========    ========    ==========    ========

         (ii)  NRP shares:

               Authorized:
                 50,000,000 without par value
               Issued:

                                                                            NUMBER OF                NUMBER OF
                                                                               NRP         2001         NRP          2000
                                                                              SHARES      AMOUNT       SHARES       AMOUNT
                                                                            ----------    -------    ----------    --------
              Balance, beginning of year................................    7,760,961     $17,924    16,726,586    $ 44,785
              Issued for cash under stock option plan...................      253,575         227      343,275          321
              Redemption................................................    (2,170,000)    (3,788)   (9,246,000)    (19,520)
              Purchased for cancellation................................     (330,600)       (405)     (62,900)         (74)
              Reduction in redemption price.............................       --           --          --           (7,588)
                                                                            ----------    -------    ----------    --------
              Balance, end of year......................................    5,513,936     $13,958    7,760,961     $ 17,924
                                                                            ==========    =======    ==========    ========

         (iii) Preferred shares:

               Authorized:
                 20,000,000 without par value
               Issued -- nil

    (c)  STOCK OPTIONS:

         The Company has a stock option plan which provides for grants to officers and employees of the Company and its subsidiaries of options to purchase common shares and NRP shares of the Company. Options granted under the stock option plan may not be exercised except in accordance with such limitations as the Company's Human Resources Committee may determine.

         The following table summarizes the status of options outstanding under the Plan:

                                                                         2001         WEIGHTED        2000         WEIGHTED
                                                                     SHARE OPTIONS    AVERAGE     SHARE OPTIONS    AVERAGE
                                                                      OUTSTANDING      PRICE       OUTSTANDING      PRICE
                                                                     -------------    --------    -------------    --------
         Outstanding, beginning of year............................    3,221,600       $14.68       3,257,850       $14.44
         Granted...................................................      710,000        17.67         255,500        17.09
         Exercised.................................................     (563,100)        7.90        (134,450)        9.20
         Forfeited.................................................      (46,000)       17.52        (157,300)       18.38
                                                                       ---------       ------       ---------       ------
         Outstanding, end of year..................................    3,322,500       $15.24       3,221,600       $14.68
                                                                       =========       ======       =========       ======
         Exercisable, end of year..................................    1,805,450       $13.37       1,758,650       $11.94
                                                                       =========       ======       =========       ======

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000
    (tabular amounts in thousands of United States dollars, unless otherwise indicated)

         The following table provides details of options outstanding at June 30, 2001:

                                                                          WEIGHTED
                                                          NUMBER        AVERAGE LIFE    WEIGHTED       NUMBER        WEIGHTED
         RANGE OF                                       OUTSTANDING      REMAINING      AVERAGE      EXERCISABLE     AVERAGE
         EXERCISE PRICES                               JUNE 30, 2001      (YEARS)        PRICE      JUNE 30, 2001     PRICE
         ---------------                               -------------    ------------    --------    -------------    --------
         $6.43-$9.56.................................      704,500          2.4          $ 8.41         704,500       $ 8.41
         $10.39-$15.19...............................      208,500          5.8           13.40         160,800        13.33
         $15.72-$19.19...............................    2,409,500          7.8           17.40         940,150        17.10
                                                         ---------          ---          ------       ---------       ------
                                                         3,322,500          6.5          $15.24       1,805,450       $13.37
                                                         =========          ===          ======       =========       ======

    (d)  EMPLOYEE SHARE PURCHASE PLAN:

         The employee share purchase plan permits certain full-time employees of the Company and its subsidiaries and limited partnerships to purchase common shares through payroll deductions. The Company contributes $1 for every $3 contributed by an employee. To June 30, 2001, a total of 65,809 (2000 -- 65,809) common shares have been issued from treasury under this plan. A further 100,000 common shares have been authorized and reserved for issuance under this plan.

    (e)  FUNDED SENIOR EMPLOYEE SHARE PURCHASE PLAN:

         The Company has a funded senior employee share purchase plan which provides for loans to be made to designated eligible employees to be used to subscribe for common shares. At June 30, 2001, loans to employees under the funded senior employee share purchase plan amounted to $460,000 with respect to 123,050 common shares and 26,939 NRP shares (2000 -- $560,000 with respect to 131,150 common shares and 37,272 NRP shares). The loans are interest-free, secured by a promissory note and a pledge of the shares and mature by 2003. A further 96,400 common shares have been authorized and reserved for issuance under this plan.

13. INCOME TAXES:

    (a)  PROVISION FOR INCOME TAXES:

                                                                          2001       2000
                                                                         -------    -------
         Current.....................................................    $ 8,987    $ 3,285
         Future......................................................      1,027     12,109
                                                                         -------    -------
                                                                         $10,014    $15,394
                                                                         =======    =======

         The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision is as follows:

                                                                         2001        2000
                                                                       --------    --------
         Statutory rate..............................................     44.7%       45.6%
                                                                       --------    --------
         Income tax charge at statutory rate.........................  $ 36,047    $ 34,934
         Non-deductible depreciation and amortization................     1,839         825
         Large corporations tax......................................     1,194         373
         Taxes related to non-controlling interest share of
           earnings..................................................    (4,427)     (4,220)
         Reduction for enacted changes in tax laws and rates.........    (5,277)      --
         Taxes related to equity accounted investment................    (1,247)     (1,063)
         Foreign taxes less than statutory rate......................   (18,046)    (15,754)
         Other.......................................................        68         299
                                                                       --------    --------
                                                                         10,151      15,394
         Less: current income taxes related to discontinued
           operations................................................       137       --
                                                                       --------    --------
         Provision for income taxes..................................  $ 10,014    $ 15,394
                                                                       ========    ========

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000
    (tabular amounts in thousands of United States dollars, unless otherwise indicated)

    (b) The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at June 30, 2001 are presented below:

                                                                         2001        2000
                                                                       --------    --------
         Future tax assets:
           Non-capital loss carryforwards............................  $ 27,083    $ 35,573
           Share issue and financing costs...........................     1,024         708
           Differences in working capital deductions for tax and
             accounting purposes.....................................     2,687       1,854
           Other.....................................................     1,134       1,321
                                                                       --------    --------
         Total gross future tax assets...............................    31,928      39,456
         Valuation allowance.........................................   (18,769)    (22,910)
                                                                       --------    --------
         Net future tax assets.......................................    13,159      16,546
                                                                       --------    --------
         Future tax liabilities:
           Differences in depreciation and undepreciated capital
             cost:
             Ski and resort assets...................................    87,681      87,472
             Properties..............................................     2,742       6,287
           Other.....................................................     2,339         864
                                                                       --------    --------
         Total gross future tax liabilities..........................    92,762      94,623
                                                                       --------    --------
         Net future tax liabilities..................................  $ 79,603    $ 78,077
                                                                       ========    ========

    (c) At June 30, 2001, the Company has non-capital loss carryforwards for income tax purposes of approximately $98,358,000 (2000 -- $86,049,000) that are available to offset future taxable income through 2020.

14. JOINT VENTURES:

    The following amounts represent the Company's proportionate interest in joint ventures and non-controlled partnerships (note 2(b)):

                                                                    2001        2000
                                                                  --------    --------
    Properties, current.........................................  $ 60,736    $ 40,977
    Other current assets........................................    26,517      26,638
                                                                  --------    --------
                                                                    87,253      67,615
    Current liabilities.........................................   (62,225)    (53,927)
                                                                  --------    --------
    Working capital.............................................    25,028      13,688
    Ski and resort operations...................................   144,707     132,589
    Properties, non-current.....................................    46,965      78,699
    Bank and other indebtedness, non-current....................   (40,753)    (41,498)
    Other, net..................................................   (11,742)    (14,760)
                                                                  --------    --------
                                                                  $164,205    $168,718
                                                                  ========    ========

                                                                    2001        2000
                                                                  --------    --------
    Revenue.....................................................  $159,104    $136,557
    Expenses....................................................   143,658     127,496
                                                                  --------    --------
    Income from continuing operations before income taxes.......    15,446       9,061
    Results of discontinued operations..........................       181          97
                                                                  --------    --------
                                                                  $ 15,627    $  9,158
                                                                  ========    ========

                                                                    2001        2000
                                                                  --------    --------
    Cash provided by (used in):
      Operations................................................  $ 28,006    $ 26,107
      Financing.................................................   (12,985)        483
      Investments...............................................   (10,835)    (28,720)
                                                                  --------    --------
    Increase (decrease) in cash and cash equivalents............  $  4,186    $ (2,130)
                                                                  ========    ========

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000
    (tabular amounts in thousands of United States dollars, unless otherwise indicated)

    Due to joint venture partners is the amount payable to the Company's joint venture partners in various properties for costs they have incurred on the Company's behalf. Payments to the joint venture partners are governed by the terms of the respective joint venture agreement.

15. CONTINGENCIES AND COMMITMENTS:

    (a) The Company holds licenses and land leases with respect to certain of its ski operations. These leases expire at various times between 2032 and 2051 and provide for annual payments generally in the range of 2% of defined gross revenues.

    (b) The Company has estimated costs to complete ski and resort operation assets and properties currently under construction and held for sale amounting to $363,064,000 at June 30, 2001 (2000 -- $327,788,000).
         These costs are substantially covered by existing financing commitments.

    (c) The Company has entered into various operating lease commitments, payable as follows:

         Year ending June 30, 2002...................................  $ 4,516
                           2003......................................    4,199
                           2004......................................    3,231
                           2005......................................    2,723
                           2006......................................    2,064
               Subsequent to 2006....................................    6,827
                                                                       -------
                                                                       $23,560
                                                                       =======

    (d) The Company is contingently liable for indebtedness at June 30, 2001 of $7,700,000 (2000 -- $8,698,000) which relates to certain non-resort properties under development sold during the year ended September 30, 1994 (note 19). The purchasers of these properties have provided guarantees to the Company in respect of the indebtedness and have indemnified the Company for any potential losses resulting from the contingent liability.

    (e) The Company is contingently liable for the obligations of certain joint ventures and limited partnerships. The assets of these joint ventures and limited partnerships, which in all cases exceed the obligations, are available to satisfy such obligations.

    (f) The Company and its subsidiaries are involved in several lawsuits arising out of the ordinary course of business. Although the outcome of such matters cannot be predicted with certainty, management does not consider the Company's exposure to lawsuits to be material to these consolidated financial statements.

16. INTEREST EXPENSE:

                                                                   2001       2000
                                                                  -------    -------
    Total interest incurred.....................................  $89,092    $66,426
    Less:
      Interest capitalized to ski and resort operation assets...      988        721
      Interest capitalized to properties, net of capitalized
        interest included in real estate cost of sales of
        $13,642,000 (2000 -- $10,875,000).......................   29,656     19,129
                                                                  -------    -------
                                                                  $58,448    $46,576
                                                                  =======    =======

                                                                   2001       2000
                                                                  -------    -------
    Interest was charged to income as follows:
      Real estate costs.........................................  $13,642    $10,875
      Interest expense..........................................   44,490     35,217
      Discontinued operations...................................      316        484
                                                                  -------    -------
                                                                  $58,448    $46,576
                                                                  =======    =======

    Real estate costs also include $7,080,000 (2000 -- $5,892,000) of interest incurred in prior years.

    Interest incurred and interest expense include commitment and other financing fees and amortization of deferred financing costs.

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000
    (tabular amounts in thousands of United States dollars, unless otherwise indicated)

17. FINANCIAL INSTRUMENTS:

    (a)  FAIR VALUE:

         The Company has various financial instruments including cash and cash equivalents, amounts receivable, certain amounts payable and accrued liabilities. Due to their short-term maturity or, in the case of amounts receivable, their market comparable interest rates, the instruments' book value approximates their fair value. Debt and interest swap agreements are also financial instruments. The fair value of the Company's long-term debt, calculated using current rates offered to the Company for debt at the same remaining maturities, is not materially different from amounts included in the consolidated balance sheets.

    (b)  INTEREST RATE RISK:

         As described in note 9, $342,890,000 of the Company's debt instruments bear interest at floating rates. Fluctuations in these rates will impact the cost of financing incurred in the future.

    (c)  CREDIT RISK:

         The Company's products and services are purchased by a wide range of customers in different regions of North America and elsewhere. Due to the nature of its operations, the Company has no concentrations of credit risk.

18. SEGMENTED INFORMATION:

    The Company has four reportable segments: ski and resort operations, real estate operations, warm-weather operations, and corporate and all other. The ski and resort segment includes all of the Company's mountain resorts and associated activities. The real estate segment includes all of the Company's real estate activities. The warm-weather operations include all of the Company's stand-alone golf courses that are not located at mountain resorts.

    The Company evaluates performance based on profit or loss from operations before interest, depreciation and amortization, and income taxes. Intersegment sales and transfers are accounted for as if the sales or transfers were to third parties.

    The Company's reportable segments are strategic business units that offer distinct products and services, and that have their own identifiable marketing strategies. Each of the reportable segments has senior level executives responsible for the performance of the segment.

    The following table presents the Company's results from continuing operations by reportable segment:

                                                                    2001        2000
                                                                  --------    --------
    Revenue:
      Ski and resort............................................  $433,126    $389,839
      Real estate...............................................   424,271     348,360
      Warm-weather..............................................    59,076      57,511
      Corporate and all other...................................     6,337      14,782
                                                                  --------    --------
                                                                  $922,810    $810,492
                                                                  ========    ========

                                                                    2001         2000
                                                                  ---------    --------
    Operating profit before interest, depreciation and
      amortization, and income taxes:
      Ski and resort............................................  $ 100,511    $ 85,136
      Real estate...............................................     80,989      62,874
      Warm-weather..............................................      7,827       8,552
      Corporate and all other...................................      6,337      14,782
                                                                  ---------    --------
                                                                    195,664     171,344
    Less:
      Interest..................................................    (44,490)    (35,217)
      Depreciation and amortization.............................    (57,934)    (51,399)
      General and administrative................................     (9,793)     (7,985)
                                                                  ---------    --------
                                                                   (112,217)    (94,601)
                                                                  ---------    --------
                                                                  $  83,447    $ 76,743
                                                                  =========    ========

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000
    (tabular amounts in thousands of United States dollars, unless otherwise indicated)

                                                                     2001          2000
                                                                  ----------    ----------
    Segment assets:
      Ski and resort............................................  $  886,297    $  818,485
      Real estate...............................................     868,655       676,455
      Warm-weather..............................................     143,343       134,906
      Corporate and all other...................................      46,895        68,384
      Discontinued operations...................................      11,122        19,125
                                                                  ----------    ----------
                                                                  $1,956,312    $1,717,355
                                                                  ==========    ==========

                                                                     2001          2000
                                                                  ----------    ----------
    Capital expenditures:
      Ski and resort............................................  $   85,597    $  103,822
      Warm-weather..............................................       8,389        15,311
      Corporate and all other...................................      15,414         6,501
                                                                  ----------    ----------
                                                                  $  109,400    $  125,634
                                                                  ==========    ==========

    GEOGRAPHIC INFORMATION:

                                                                     2001          2000
                                                                  ----------    ----------
    Revenue:
      Canada....................................................  $  375,569    $  331,529
      United States.............................................     547,241       478,963
                                                                  ----------    ----------
                                                                  $  922,810    $  810,492
                                                                  ==========    ==========

                                                                     2001          2000
                                                                  ----------    ----------
    Operating income before income taxes, non-controlling
      interest and results of discontinued operations:
      Canada....................................................  $   63,201    $   52,520
      United States.............................................      20,246        24,223
                                                                  ----------    ----------
                                                                  $   83,447    $   76,743
                                                                  ==========    ==========

                                                                     2001          2000
                                                                  ----------    ----------
    Identifiable assets:
      Canada....................................................  $  708,438    $  672,134
      United States.............................................   1,236,752     1,026,096
      Discontinued operations...................................      11,122        19,125
                                                                  ----------    ----------
                                                                  $1,956,312    $1,717,355
                                                                  ==========    ==========

19. RELATED PARTY TRANSACTIONS:

    Effective April 1, 1994, the Company sold substantially all of its industrial and non-resort residential properties under development in British Columbia and Washington State to two partnerships formed by a group of investors. An officer and a director of the Company is the majority shareholder of corporations that invested in a 20% interest in the partnerships. Such corporations are also the managing general partners of the partnerships. The consideration for the sale included a vendor take-back note originally for $22,926,000, of which $1,567,000 was outstanding at June 30, 2000. During the year ended June 30, 2001, this amount plus interest at 10% per annum was repaid.

    The Company committed to provide the partnerships various credit facilities, including a $4,624,000 revolving line of credit until January 31, 2001, reducing to $3,963,000 until July 31, 2001 and thereafter to $2,702,000 until the availability terminates on January 31, 2002. The line of credit earns interest at prime plus 2% per annum. At June 30, 2001, $3,729,000 (2000 -- $4,708,000) was advanced under these facilities and accrued and unpaid interest amounted to $262,000 (2000 -- $142,000). In addition, the Company agreed to provide financial assistance by way of continuing guarantee in respect of certain indebtedness and liabilities of the partnerships. The Company earns fees in consideration for this financial assistance. The partnerships have guaranteed repayment of these facilities and indemnified the Company for any losses under them.

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000
    (tabular amounts in thousands of United States dollars, unless otherwise indicated)

20. CASH FLOW INFORMATION:

    The changes in non-cash operating working capital balance consist of the following:

                                                                    2001        2000
                                                                  --------    --------
    Cash provided by (used in):
      Amounts receivable........................................  $ (4,932)   $    531
      Other assets..............................................   (25,258)    (30,784)
      Amounts payable...........................................    (4,405)     23,365
      Due to joint venture partners.............................    (8,143)      5,736
      Deferred revenue..........................................    12,790      35,537
                                                                  --------    --------
                                                                  $(29,948)   $ 34,385
                                                                  ========    ========
    Supplemental information:
      Interest paid included in the determination of net
        income..................................................  $ 51,744    $ 43,472
      Income taxes paid.........................................     4,754       2,575
    Non-cash investing and financing activities:
      Note received on asset disposal...........................     5,540       --
      Capital stock issued for settlement of bank and other
        indebtedness............................................     --          1,236
      Bank and other indebtedness incurred on acquisitions......     --          5,711

21. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING
    PRINCIPLES:

    The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States and the rules and regulations promulgated by the Securities and Exchange Commission ("SEC") except as summarized below:

                                                                    2001        2000
                                                                  --------    --------
    Income from continuing operations in accordance with
      Canadian GAAP.............................................  $ 63,529    $ 52,091
    Effects of differences in accounting for:
      Depreciation and amortization pursuant to SFAS 109 (d)....    (2,861)       (549)
      Foreign exchange pursuant to FAS 52 (g)...................    (3,295)     (4,716)
      Real estate revenue recognition pursuant to SFAS 66 (i)...    (4,089)      --
      Start-up costs (j)........................................      (788)      --
      Tax effect of differences.................................     1,182       --
      Results of discontinued operations........................    (2,942)        (99)
                                                                  --------    --------
    Net income in accordance with United States GAAP............    50,736      46,727
    Opening retained earnings in accordance with United States
      GAAP (b)..................................................   177,245     127,645
    Reduction in redemption price of non-resort preferred
      shares....................................................     --          7,588
    Common share dividends......................................    (4,618)     (4,715)
                                                                  --------    --------
    Closing retained earnings in accordance with United States
      GAAP......................................................  $223,363    $177,245
                                                                  ========    ========
    Weighted average number of shares outstanding (in
      thousands)................................................    43,665      43,362
                                                                  ========    ========
    Income per common share
      Basic.....................................................  $   1.23    $   1.08
      Diluted...................................................  $   1.22    $   1.08
                                                                  ========    ========

                                                                    2001        2000
                                                                  --------    --------
    Comprehensive income:
      Net income in accordance with United States GAAP..........  $ 50,736    $ 46,727
      Other comprehensive income (loss).........................  $   (260)      1,358
                                                                  --------    --------
                                                                  $ 50,476    $ 48,085
                                                                  ========    ========

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000
    (tabular amounts in thousands of United States dollars, unless otherwise indicated)

                                                                     2001          2000
                                                                  ----------    ----------
    Total assets in accordance with Canadian GAAP...............  $1,956,312    $1,717,355
    Effects of differences in accounting for:
      Shareholder loans (c).....................................        (460)         (560)
      Ski and resort assets (d).................................       3,226         4,893
      Goodwill (d)..............................................      35,916        37,943
      Properties (d)............................................         663           710
      Revenue recognition (i)...................................        (510)       --
      Start-up costs (j)........................................        (788)       --
      Future income taxes on differences........................       1,182        --
                                                                  ----------    ----------
    Total assets in accordance with United States GAAP..........  $1,995,541    $1,760,341
                                                                  ==========    ==========

                                                                     2001          2000
                                                                  ----------    ----------
    Total liabilities in accordance with Canadian GAAP..........  $1,387,950    $1,206,083
    Effects of differences in accounting for:
      Foreign exchange (g)......................................         (14)       (3,309)
      Revenue recognition (i)...................................       3,579        --
                                                                  ----------    ----------
    Total liabilities in accordance with United States GAAP.....  $1,391,515    $1,202,774
                                                                  ==========    ==========

                                                                     2001          2000
                                                                  ----------    ----------
    Capital stock in accordance with Canadian GAAP..............  $  414,220    $  413,719
    Effects of differences in accounting for:
      Extinguishment of options and warrants (a)................       1,563         1,563
      Shareholder loans (c).....................................        (460)         (560)
                                                                  ----------    ----------
    Capital stock in accordance with United States GAAP.........     415,323       414,722
    Closing retained earnings in accordance with United States
      GAAP......................................................     223,363       177,245
    Accumulated other comprehensive income (h)..................     (34,660)      (34,400)
                                                                  ----------    ----------
    Shareholders' equity in accordance with United States
      GAAP......................................................  $  604,026    $  557,567
                                                                  ==========    ==========

    (a)  EXTINGUISHMENT OF OPTIONS AND WARRANTS:

         Payments made to extinguish options and warrants can be treated as capital items under Canadian GAAP. These payments would be treated as income items under United States GAAP. As a result, payments made to extinguish options in prior years impact the current year's capital stock and retained earnings. No payments were made during the years ended June 30, 2001 and 2000.

    (b)  RETAINED EARNINGS:

         Opening retained earnings in accordance with United States GAAP for the year ended June 30, 2000 includes the effects of:

         (i) adopting SFAS 109 as described in (d). The net increase in retained earnings was $44,095,000.

         (ii) treating payments made to extinguish options and warrants as income items as described in (a). The net decrease in retained earnings was $1,563,000.

         (iii) including foreign exchange gains and losses in income for the period in which the exchange rate fluctuates. The net increase in retained earnings was $8,025,000.

    (c)  SHAREHOLDER LOANS:

         The Company accounts for loans provided to senior employees for the purchase of shares as amounts receivable. Under United States GAAP, these loans, totaling $460,000 and $560,000 as at June 30, 2001 and 2000, respectively, would be deducted from share capital.

    (d)  INCOME TAXES:

         As described in note 2(n), the Company follows the asset and liability method of accounting for income taxes. Prior to July 1, 1999, the Company had adopted the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), for the financial statement amounts presented under United States GAAP. SFAS 109 requires that future tax liabilities or assets be recognized for the difference between assigned values and tax bases of assets and liabilities acquired pursuant to a business combination except for non tax-deductible goodwill and unallocated negative goodwill, effective from the Company's year

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000
    (tabular amounts in thousands of United States dollars, unless otherwise indicated)

         ended September 30, 1994. The effect of adopting SFAS 109 increases the carrying values of certain balance sheet amounts at June 30, 2001 and 2000 as follows:

                                                                        2001       2000
                                                                       -------    -------
         Ski and resort assets.......................................  $ 3,228    $ 4,893
         Goodwill....................................................   35,918     37,943
         Properties..................................................      663        710

    (e)  JOINT VENTURES:

         In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity. Under United States GAAP, incorporated joint ventures are required to be accounted for by the equity method. However, in accordance with practices prescribed by the SEC, the Company has elected for the purpose of this reconciliation to account for incorporated joint ventures by the proportionate consolidation method (note 14).

    (f)  STOCK COMPENSATION:

         Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), requires that stock-based compensation be accounted for based on a fair value methodology, although it allows an entity to elect to continue to measure stock-based compensation costs using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company has elected to account for stock-based compensation in accordance with APB
         25. Accordingly, no compensation expense has been recognized for the years presented.

         Had compensation expense been determined in accordance with the provisions of SFAS 123 using the Black-Scholes option pricing model at the date of the grant, the following weighted average assumptions would be used for option grants in:

                                                                        2001       2000
                                                                       -------    -------
         Dividend yield..............................................     0.6%       0.6%
         Risk-free interest rate.....................................    4.63%      6.25%
         Expected option life........................................  7 years    7 years
         Expected volatility.........................................      67%        69%

         Using the above assumptions, the Company's net income under United States GAAP would have been reduced to the pro forma amounts indicated below:

                                                                        2001       2000
                                                                       -------    -------
         Net income in accordance with United States GAAP:
           As reported...............................................  $50,736    $46,727
           Estimated fair value of option grants.....................   (3,975)    (2,894)
                                                                       -------    -------
         Pro forma...................................................  $46,761    $43,833
                                                                       =======    =======

         Pro forma net income reflects only options granted since June 30, 1996. Therefore, the full impact of calculating compensation costs for stock options under SFAS 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of 7 years (2000 -- 7 years) and compensation cost for options granted prior to July 1, 1996 is not considered.

    (g)  FOREIGN EXCHANGE ON BANK AND OTHER INDEBTEDNESS:

         Under Canadian GAAP the Company defers and amortizes foreign exchange gains and losses on bank and other indebtedness denominated in foreign currencies over the remaining term of the debt. Under United States GAAP, foreign exchange gains and losses are included in income in the period in which the exchange rate fluctuates.

    (h)  OTHER COMPREHENSIVE INCOME:

         Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130") requires that a company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and capital stock in the equity section of the balance sheet.

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000
    (tabular amounts in thousands of United States dollars, unless otherwise indicated)

         The foreign currency translation adjustment in the amount of $33,780,000 (2000 -- $34,400,000) presented in shareholders' equity under Canadian GAAP would be considered part of accumulated other comprehensive income under United States GAAP. The change in the balance of $260,000 would be other comprehensive loss for the year (2000 -- income of $1,358,000).

    (i)  REAL ESTATE REVENUE RECOGNITION:

         In accordance with Canadian GAAP, the Company recognizes revenue from the sale of real estate after receiving an appropriate deposit and conveying title to the purchaser. Under United States GAAP, the Company applies the deposit or cost recovery method to sales of retail real estate where the initial or continuing investment by the purchaser does not comply with all criteria specified for full revenue recognition. Under these methods, revenue is not all recognized at the time of sale and title transfer but subsequently as specified criteria for revenue recognition are met.

    (j)  START-UP COSTS:

         As described in note 2(f), the Company capitalizes for Canadian GAAP purposes certain costs incurred in the start-up period of its resort network. For U.S. GAAP purposes, such cost would be expensed as incurred.

    (k) DERIVATIVES AND HEDGING ACTIVITIES:

         For U.S. GAAP purposes, the Company has adopted the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, effective July 1, 2000. Under this standard, derivative instruments are initially recorded at cost with changes in fair value recognized in income except where the derivative is identified, documented and highly effective as a hedge, in which case the changes in fair value are excluded from income to be recognized at the time of the underlying transaction. The only derivative instrument outstanding at June 30, 2001 and 2000 is the interest swap described in note 9. As the fair value of this swap is not materially different than its cost at both dates, no material reconciling item is required.

    (l)  RECENTLY ANNOUNCED ACCOUNTING PRONOUNCEMENTS:

         In May 2001 the Financial Accounting Standards Board announced new rules relating to the accounting for goodwill. SFAS 141, "Business Combinations", eliminates the pooling of interests method of accounting for business combinations and is effective for all transactions initiated after June 30, 2001. SFAS 142, "Goodwill and Other Intangible Assets", will require that goodwill no longer be amortized, but the carrying value of goodwill be subject to a regular impairment test. SFAS 142 will be effective for the first fiscal quarter beginning after December 15, 2001.

         In June 2001 SFAS 143, "Accounting for Asset Retirement Obligations", was issued in the United States. This standard, which for the Company will be effective for its year commencing July 1, 2002, requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets.

         The Company has not yet assessed the implications of these recently announced accounting pronouncements to its reported financial position.

    (m)  COMPARATIVE FIGURES:

         Certain comparative figures for 2000 have been reclassified to conform with the financial presentation adopted in the current year.